UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Black Box Corporation

(Name of Subject Company)

Black Box Corporation

(Name of Persons Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

91826107

(CUSIP Number of Class of Securities)

Ronald Basso

Executive Vice President, General Counsel & Secretary

1000 Park Drive

Lawrence, Pennsylvania 15055

(724) 746-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

David A. Grubman

Jones Day

500 Grant Street

Pittsburgh, Pennsylvania 15219

(412) 394-7223

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex A: Opinion of Raymond James & Associates, Inc.

Annex B: Section 262 of the General Corporation Law of the State of Delaware

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Black Box Corporation, a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 1000 Park Drive, Lawrence, Pennsylvania 15055. The telephone number of the Company’s principal executive offices is (724) 746-5500.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, as it or they may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Company Common Stock”). As of the close of business on November 20, 2018, there were 15,237,521 shares of Company Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth above in Item 1 under “Name and Address.” The Company’s website is http://www.blackbox.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.

Tender Offer.

This Schedule 14D-9 relates to the tender offer being made pursuant to the Agreement and Plan of Merger, dated as of November 11, 2018 (as amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, AGC Networks Pte. Ltd., a company organized under the laws of Singapore (“Top Parent”), BBX Main Inc., a Delaware corporation and a wholly owned subsidiary of Top Parent (“Parent”), BBX Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“BBX Intermediate”) and Host Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of BBX Intermediate (“Purchaser” and, together with Top Parent, Parent and BBX Intermediate, the “Parent Entities” and each, a “Parent Entity”). Purchaser is offering to purchase any and all of the outstanding shares of Company Common Stock (“Shares”) at a purchase price of $1.08 per Share, net to the holder thereof, in cash, without interest thereon (such amount, or any higher amount per share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Offer is described in a Tender Offer Statement on Schedule TO, dated November 21, 2018 (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed by the Parent Entities with the United States Securities and Exchange Commission (the “SEC”). Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

Pursuant to, and subject to the terms and conditions of, the Merger Agreement and the Offer, Purchaser shall (and Top Parent, Parent and BBX Intermediate shall cause Purchaser to) accept for payment (the time of such acceptance, the “Acceptance Time”), and pay for, all Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Securities and Exchange Act of 1934 (the “Exchange Act”)) after the Expiration Time (as defined below).

As soon as practicable following the Acceptance Time (but in no event later than one (1) business day following the date of the Acceptance Time) and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation in the Merger and a wholly owned subsidiary of BBX Intermediate (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and, consequently, no stockholder vote will be required to consummate the Merger if the Offer is successfully completed. At the effective time of the Merger (the “Effective Time”), Shares not tendered and accepted pursuant to the Offer (other than Shares owned by BBX Intermediate, Purchaser or the Company, or by any of their direct or indirect wholly owned subsidiaries, and Shares held by stockholders of the Company who have perfected their statutory rights of appraisal pursuant to Section 262 of the DGCL) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price (the “Per Share Merger Consideration”). The Merger is conditioned upon the acceptance for payment by Purchaser of all Shares tendered pursuant to the Offer and the absence of any legal restraint preventing the consummation of the Merger.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the following conditions set forth in the Merger Agreement: (i) prior to the Expiration Time, there being validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, together with Shares then owned by the Parent Entities and their respective controlled affiliates (if any), represents at least a majority of all then outstanding Shares (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not yet been “received” by the “depositary” as such terms are defined in Section 251(h) of the DGCL) (the “Minimum Condition”) and (ii) the other conditions set forth in Annex A of the Merger Agreement, including, among others, (A) no applicable law, statute, code, ordinance, regulation, rule, order, judgment, ruling, injunction, assessment, award or decree entered, enacted, promulgated, enforced or issued by any governmental entity shall be in effect that makes illegal or has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by BBX Intermediate or Purchaser pursuant to the Offer or the Merger, (B) the Consent Agreement (as defined below) shall not have been terminated or have failed to become effective and (C) the Merger Agreement shall not have been validly terminated in accordance with its terms.

As further discussed in the Offer to Purchase, BBX Intermediate has obtained a debt financing commitment from Pathlight Capital LLC and Encina Business Credit, LLC, pursuant to a debt commitment letter (the “Debt Commitment Letter”), and Parent has obtained an equity financing commitment from Essar Telecom Limited (“ETL”), an entity organized under the laws of Mauritius and an affiliate of the Parent Entities, pursuant to an equity commitment letter (the “Equity Commitment Letter”), in each case entered into concurrent with the Merger Agreement to fund the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Contemplated Transactions”). The Merger Agreement requires Parent to use its reasonable best efforts to obtain such financing on the terms and conditions described in the Debt Commitment Letter and Equity Commitment Letter. ETL’s obligation under the Equity Commitment Letter to purchase or cause the purchase of equity of Parent is subject to certain conditions, including confirmation from Pathlight Capital LLC and Encina Business Credit, LLC that the debt financing contemplated by the Debt Commitment Letter (the “Debt Financing”) will be funded substantially concurrently with consummation of the Merger. The Company is a third-party beneficiary of the Equity Commitment Letter. The availability of the Debt Financing is subject to certain conditions, including, among others, the existence of borrowing bases in amounts sufficient to support the amount of the Debt Financing to be funded upon consummation of the Merger, certain liquidity thresholds, the consummation of the Offer and the Merger, the receipt by the Company of an equity contribution from one or more of the Parent Entities and the discharge of the Company’s indebtedness under the Amended Credit Agreement (as defined below), pursuant to the terms of the Consent Agreement (as defined below). The Offer is not subject to a financing condition, however, the Company cannot obtain specific performance of the Parent

Entities’ obligations to consummate the Offer if the Debt Financing is not available to be funded; in such case, the Parent Entities would owe the Company a reverse termination fee.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on November 21, 2018. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will initially expire at midnight (i.e., one minute after 11:59 p.m.), New York time, on December 19, 2018 (such time, the “Original Expiration Time”, and the Original Expiration Time or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Time”). Subject to the terms and conditions of the Merger Agreement, if, as of any scheduled Expiration Time, any of the conditions to the Offer (other than the Minimum Condition or other conditions that by their nature are to be first satisfied at the expiration of the Offer) is not satisfied or waived, then Purchaser shall, at the written request of the Company, extend the Offer for successive extension periods of up to ten (10) business days each (or any longer period as may be approved in advance by the Company) in order to permit the satisfaction of such conditions; provided, that, if at any scheduled Expiration Time, all of the conditions to the Offer (other than conditions that by their nature are to be first satisfied at the expiration of the Offer) have been satisfied or waived except the Minimum Condition, Purchaser may extend the Offer for one (1) period of not more than ten (10) business days and thereafter shall, at the written request of the Company, extend the Offer for successive periods of up to ten (10) business days each (or such other period as may be mutually agreed by the Company and Parent), provided further that in no event shall Purchaser be required to extend the expiration of the Offer beyond February 8, 2019 (the “Termination Date”). The Expiration Time may not be extended beyond the Termination Date without the prior written consent of the Company.

The foregoing summary of the Offer is qualified in its entirety by reference to the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letter, the Consent Agreement and the more detailed description and explanation contained in the Offer to Purchase, the Letter of Transmittal and other related materials. All of these materials (and all other documents related to the Offer filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

As set forth in the Schedule TO, the address of the principal executive offices of Parent, BBX Intermediate and Purchaser is c/o AGC Networks Inc., 222 W Las Colinas Blvd, Suite 200, North Tower, Irving, Texas 75039, and the telephone number at such offices is 214-258-1600. The address of the principal executive offices of Top Parent is 50 Raffles Place, #32-01, Singapore Land Tower, Singapore, 048623, and the telephone number at such office is +65 663 128 78.

Item 3.	Past Contacts, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Purchaser or any of its respective executive officers, directors or affiliates. The Company’s executive officers and the members of the Company’s Board of Directors (the “Company Board”) may be deemed to have certain interests in the Merger and the Offer, as described below in this Item 3 under “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company,” that may be different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of those interests and considered that those interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the Contemplated Transactions.

Arrangements with the Parent Entities.

Merger Agreement

On November 11, 2018, the Company and the Parent Entities entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in Sections 1-4 of the Offer to Purchase are incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors and security holders of its terms. It is not intended to provide any other factual information about the Company or its subsidiaries or affiliates or about the Parent Entities. The Merger Agreement contains representations and warranties of the Company solely for the benefit of the Parent Entities. The assertions embodied in those representations and warranties are qualified by information in a confidential disclosure letter that the Company has delivered to the Parent Entities in connection with signing the Merger Agreement as of a specific date. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Therefore, investors and security holders should not treat them as categorical statements of fact. Moreover, those representations and warranties may apply standards of materiality in a way that is different from what may be material to investors. They were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and they are subject to more recent developments. Accordingly, investors and security holders should read the representations, warranties and covenants in the Merger Agreement or any descriptions thereof not in isolation but only in conjunction with the other information about the Company and its subsidiaries that the Company includes in reports and statements it files with the SEC. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Director and Officer Exculpation, Indemnification and Insurance,” below), certain provisions of the Merger Agreement related to financing matters, and the rights of the Company’s stockholders to receive the Offer Price or the Per Share Merger Consideration, as applicable, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. The Company’s stockholders and other investors are not entitled to, and should not, rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company or the Parent Entities or any of their respective subsidiaries or affiliates.

The above summary of certain provisions of the Merger Agreement and the description of the terms and conditions of the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9.

Confidentiality Agreement

On April 16, 2018, the Company and AGC Networks Inc. (“AGC”) entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible business transaction between the parties. AGC agreed to, among other things, (i) keep confidential, except as specifically provided in the Confidentiality Agreement, certain Evaluation Material (as defined in the Confidentiality Agreement) of the Company provided to AGC and (ii) use such information solely for the purpose of evaluating a possible transaction between the parties, in each case, for a period of two years. The Confidentiality Agreement also contains a (i) non-solicitation provision prohibiting AGC from soliciting for employment any employee of the Company or any of its subsidiaries who became known to AGC as a result of its investigation of the Company or any of its subsidiaries for a period of two years and (ii) prohibition on contacting the Company’s customers, vendors and lenders under the Amended Credit Agreement.

The above summary of certain material provisions of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9.

Limited Guarantee

On November 11, 2018, concurrent with the execution and delivery of the Merger Agreement, the Company and ETL entered into a limited guarantee (the “Limited Guarantee”) in favor of the Company. Pursuant to the terms and conditions of the Limited Guarantee and the Merger Agreement, ETL has guaranteed the payment, if due and payable, of (i) a reverse termination fee to the Company by Parent, (ii) an expense reimbursement by Parent to the Company, (iii) certain obligations of Parent in connection with Parent’s agreement to arrange, obtain and consummate financing pursuant to the Merger Agreement and the Debt Commitment Letter, (iv) damages owed to the Company in connection with certain breaches of the Merger Agreement or the Debt Commitment Letter by the Parent Entities and (v) costs and expenses reasonably incurred by the Company in connection with the enforcement of certain rights under the Merger Agreement (together, the “Guaranteed Obligations”), provided that the maximum liability of ETL with respect to the Guaranteed Obligations shall not exceed $25,000,000.

The above summary of certain provisions of the Limited Guarantee is qualified in its entirety by reference to the full text of the Limited Guarantee, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9.

Consent Agreement

On November 11, 2018, concurrent with, and as a condition to the execution of, the Merger Agreement, the Company and certain direct and indirect wholly owned subsidiaries of the Company (the “Guarantors”, and together with the Company, the “Loan Parties”) entered into a Consent Agreement (the “Consent Agreement”) with PNC Bank, National Association (“PNC”), certain other lenders party thereto (together, with PNC, the “Lenders”) and PNC as administrative agent for the Lenders (in such capacity, the “Agent”) with respect to the Credit Agreement entered into among the Loan Parties, the Agent and the Lenders as of May 9, 2016, as amended by the Amendment and Joinder Agreement, dated August 9, 2017 (such amendment, the “First Amendment” and, as so amended, the “Credit Agreement”), as further amended by the Second Amendment, dated June 29, 2018 (as so amended, the “Amended Credit Agreement”). The Consent Agreement provides, among other things, that at the Effective Time, the Lenders will receive an amount, less than par, equal to an estimated $92,190,000 plus any unreimbursed amounts drawn on outstanding letters of credit issued under the Amended Credit Agreement, and any fees and costs associated therewith (the “Payoff Amount”). The Consent Agreement provides that the Payoff Amount will be in satisfaction of any and all amounts due and owing under the Amended Credit Agreement, including, without limitation, the aggregate principal amount outstanding, all accrued and unpaid interest thereon, all fees and expenses (other than the fees and expenses of the Lenders’ third party advisors, which to the extent not already paid by the Loan Parties, will be paid in full by such Loan Parties) and any premiums and penalties, but excluding certain contingent indemnification obligations. The Consent Agreement further provides that upon receipt of the Payoff Amount, the Lenders will agree to release all liens, mortgages and collateral of the Loan Parties, provided that the letters of credit will be terminated on or immediately prior to the closing of the Contemplated Transactions.

The Payoff Amount assumes, among other things, that (i) the aggregate principal amount drawn on the Company’s “last in first out” senior revolving credit facility (the “LIFO Facility”) is the maximum amount of $10,000,000, (ii) the aggregate amount of accrued and unpaid interest under the Amended Credit Agreement through December 31, 2018 is approximately $2,650,000 and (iii) there are no unreimbursed drawings under letters of credit issued under the Amended Credit Agreement. If the aggregate principal amount drawn on the LIFO Facility at the Effective Time is less than $10,000,000, the Payoff Amount will be decreased accordingly, as well as for any corresponding reduction in accrued and unpaid interest in an amount less than $2,650,000. The Company’s outstanding indebtedness is more fully described on the Company’s Quarterly Report on Form 10-Q, filed November 19, 2018 with the SEC.

The Agent is permitted to terminate the Consent Agreement in certain circumstances, including, without limitation, if an Event of Default (as defined in the Amended Credit Agreement) is continuing and not waived under the Amended Credit Agreement and the Agent delivers a notice of termination, the Merger Agreement is terminated, the Merger Agreement is modified in a manner that is materially adverse to the Agent or the Lenders, or the Minimum Condition is not met by the Termination Date. The Consent Agreement expires on December 31, 2018, unless extended by the Agent, provided that any extension beyond January 17, 2019 will require the consent of the Required Lenders (as defined in the Amended Credit Agreement). The effectiveness of the Consent Agreement is a condition to the consummation of the Offer and the Merger.

The above summary of certain provisions of the Consent Agreement is qualified in its entirety by reference to the full text of the Consent Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9.

LIFO Facility Extension Letter Agreement

On November 17, 2018, the Company, the Loan Parties and the Lenders entered into a Letter Agreement providing for an extension of the maturity date of the LIFO Facility from December 15, 2018 until January 17, 2019 (the “LIFO Extension”), subject to certain terms and conditions (the “LIFO Extension Agreement”). The LIFO Extension can accelerate if the Termination Date (as defined in the Consent Agreement) is not extended by the Agent or if the Agent in its discretion or at the direction of the Lenders elects to terminate the LIFO Facility following the occurrence of an Event of Default (as defined in the Amended Credit Agreement) that has not been waived in accordance with the Amended Credit Agreement.

The above summary of certain provisions of the LIFO Extension Agreement is qualified in its entirety by reference to the full text of the LIFO Extension Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9.

Expense Reimbursement Agreement

On July 14, 2018, in connection with the discussion of the Contemplated Transaction and as a condition to continued negotiations between the parties, the Company and AGC entered into a letter agreement (the “Expense Reimbursement Agreement”) pursuant to which the Company agreed to reimburse AGC and its affiliates for up to $1,500,000 of applicable third party fees, costs and expenses incurred by AGC related to a potential transaction with the Company if the Company consummates an acquisition transaction with a third party acquirer on or before January 9, 2019, unless, prior to that time, AGC fails to affirm, at the Company’s request, that it is pursuing a transaction with the Company on terms not less favorable to the Company’s stockholders than AGC proposed in July 2018, as further discussed below in “Background and Reasons for the Company Board’s Recommendation—Background of the Merger,” or notifies the Company that it is terminating discussions of a potential transaction with the Company. The Expense Reimbursement Agreement is superseded by the Merger Agreement.

The above summary of certain provisions of the Expense Reimbursement Agreement is qualified in its entirety by reference to the full text of the Expense Reimbursement Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(6) to this Schedule 14D-9.

Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors may be deemed to have interests in the Offer and the Merger that may be different from, or in addition to, those of the Company’s stockholders generally, which may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see Item 8 under the heading “Golden Parachute Compensation,” which is incorporated herein by reference, and information contained in the section entitled “Compensation Discussion” in the Company’s Definitive Proxy Statement, filed with the SEC on July 16, 2018.

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger.

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer (or hold Shares at the time of the Merger), they will receive consideration on the same terms and conditions as the other stockholders of the Company who tender their Shares for purchase pursuant to the Offer. The following table sets forth (i) the number of Shares beneficially owned as of November 20, 2018, by each of the Company’s executive officers and directors (with beneficial ownership determined in accordance with the rules of the SEC and generally including any shares over which a person exercises sole or shared voting or investment power (subject to footnote 1 in the table below)); and (ii) the aggregate Offer Price or Per Share Merger Consideration that would be payable for such Shares. Shares that a person has the right to acquire within sixty (60) days of November 21, 2018 pursuant to Company Options (disregarding for this purpose the assumed consummation of the Merger) are deemed to be outstanding and beneficially owned by such person, but are not included in the table below because all outstanding vested Company Options (as defined below) have an exercise price that is greater than the Offer Price and therefore will be cancelled for no consideration, as described below in the section titled “Company Options.”

Name	Number of Shares Owned (Excluding Company Options)	Cash Consideration Payable in Respect of Shares
Executive Officers
Joel T. Trammell	77,320	$83,506
David J. Russo	7,614	$8,223
Ronald Basso	32,047	$34,611

Non-Employee Directors
Cynthia J. Comparin	12,350	$13,338
Richard L. Crouch	48,850	$53,838
Richard C. Elias	40,820	$44,086
Thomas G. Greig	82,851	$89,479
John S. Heller	42,320	$45,706

Company Options.

Under the terms of the Merger Agreement, each option to purchase Shares outstanding under the Company’s 2008 Long-Term Incentive Plan, as amended and restated, the Company’s 1992 Stock Option Plan, as amended, and the Company’s 1992 Director Stock Option Plan, as amended (each such option, a “Company Option”), that is outstanding, unexercised and has an exercise price that is greater than or equal to the Offer Price, as of the Effective Time, will be cancelled and terminated for no consideration. Each Company Option that is outstanding, unexercised and has an exercise price less than the Offer Price will be cancelled, terminated and converted into the right of the holder to receive an amount in cash equal to the product of (x) the total number of Shares previously subject to such Company Option and (y) the excess of the Offer Price over the exercise price per share of such Company Option. As of the Effective Time, each holder of a Company Option will cease to have any rights with respect thereto, except for, in the case of a Company Option with an exercise price that is equal to or less than the Offer Price, such right to receive the cash payment described above.

The table below sets forth, as of and assuming the Effective Time occurred on December 19, 2018, the number of Shares underlying Company Options held by each of the Company’s executive officers and non-employee directors.

All of the Company Options have an exercise price that is greater than the Offer Price and, accordingly, will be cancelled for no consideration.

Name	Number of Shares Underlying Vested Company Options	Number of Shares Underlying Unvested Company Options	Total
Executive Officers
Joel T. Trammell	0	474,740	474,740
David J. Russo	22,070	314,380	336,450
Ronald Basso	143,229	346,511	489,740

Non-Employee Directors
Cynthia J. Comparin	0	30,000	30,000
Richard L. Crouch	0	30,000	30,000
Richard C. Elias	0	30,000	30,000
Thomas G. Greig	0	30,000	30,000
John S. Heller	0	30,000	30,000

Company RSU Awards.

Under the terms of the Merger Agreement, each outstanding or payable Company restricted stock unit award as of the Effective Time, whether vested or unvested (each a “Company RSU Award”), will be converted into the right of the holder to receive an amount in cash equal to the product of (x) the total number of Shares underlying such Company RSU Award and (y) the Offer Price, less any required withholding taxes. As of the Effective Time, each holder of a Company RSU Award will cease to have any rights with respect thereto, except for such right to receive the cash payment described above.

The table below sets forth, as of and assuming the Effective Time occurred on December 19, 2018, the number of unvested Company RSUs held by each of the Company’s executive officers, without taking into account any accelerated vesting terms. None of the Company’s non-employee directors have any unvested Company RSUs.

Name	Number of Unvested RSUs	Cash Consideration Payable in Respect of Unvested RSUs
Executive Officers
Joel T. Trammell	—	—
David J. Russo	22,141	$23,912
Ronald Basso	16,187	$17,482

Company Performance Share Awards.

Under the terms of the Merger Agreement, each outstanding or payable Company performance share award as of the Effective Time, whether vested or unvested (each a “Company Performance Share Award”), will be converted into the right of the holder to receive an amount in cash equal to the product of (x) the target number of performance shares underlying such Company Performance Share Award and (y) the Offer Price, less any required withholding taxes. As of the Effective Time, each holder of a Company Performance Share Award will cease to have any rights with respect thereto, except for such right to receive the cash payment described above.

The table below sets forth, as of and assuming the Effective Time occurred on December 19, 2018, the number of Company Performance Share Awards held by each of the Company’s executive officers, without taking into account any accelerated vesting terms. The Company’s non-employee directors do not hold any Company Performance Share Awards.

Name	Number of Company Performance Share Awards (at Target)	Cash Consideration Payable in Respect of Company Performance Share Awards
Executive Officers
Joel T. Trammell	—	—
David J. Russo	33,590	$36,277
Ronald Basso	75,160	$81,173

Other Severance, Change in Control, Employment Agreements with Executive Officers, etc.

The Company has not entered into traditional employment agreements with its executive officers; however, each of Messrs. Trammell, Russo and Basso is party to an agreement with the Company that provides for certain benefits to the executive officers in the event of a qualifying termination of their employment, as described below, and Mr. Trammell is entitled to a certain amount of base salary unless he is terminated for cause. The original term of each of the agreements is five (5) years with an automatic renewal on a one-year basis thereafter absent notice of nonrenewal six (6) months prior to the renewal date; provided, however, that if a Change-in-Control (as defined below) occurs during the initial or any renewal period, the agreement will survive until the second (or third, in the case of Mr. Trammell) anniversary of the date of the Change-in-Control.

Each of the above-mentioned agreements contains provisions prohibiting the respective named executive officer from competing with the Company during his employment with the Company and for certain periods of time thereafter. Specifically, without the Company’s prior written consent, the executive officers may not directly or indirectly engage in, assist or have an active interest in (whether as proprietor, partner, investor, stockholder, officer, director or any type of principal whatsoever), or enter the employ of or act as agent for, or advisor or consultant to, any person, firm, partnership, association, corporation or business organization, entity or enterprise which is or is about to become directly or indirectly engaged in any business that is competitive with any of the Company’s businesses in which the named executive officer is or was engaged.

The Company’s executive officers are also bound, during the term of their agreement and at all times thereafter, by restrictive covenants with respect to confidential information of the Company, as more fully described in each respective agreement. They are not permitted, unless authorized in writing by the Company, to disclose or cause to be disclosed such confidential information or to authorize or permit such disclosure of such confidential information to any unauthorized third party, or to use such confidential information (i) for their own benefit or advantage, (ii) for the benefit or advantage of any third party or (iii) in any manner which is intended to injure or cause loss, whether directly or indirectly, to the Company. At any time upon the Company’s request, and immediately upon termination, the executive officers must surrender all written or otherwise tangible documentation representing such confidential information to the Company.

A description of the other material terms of these agreements and estimates of the payments and benefits which each executive officer would receive upon a qualifying termination are set forth below. The estimates have been calculated assuming a termination date of December 19, 2018, and are based upon the Offer Price.

The above summary of certain provisions of the agreements with certain of the Company’s executive officers is qualified in its entirety by reference to the Agreement between the Company and Ronald Basso, the Agreement between the Company and David J. Russo and the Agreement between the Company and Joel T. Trammell, which are incorporated herein by reference and copies of which are filed as Exhibits (e)(18), (e)(19) and (e)(20), respectively, to this Schedule 14D-9.

Termination Payments and Benefits After a Change-in-Control

The agreements with Messrs. Trammell, Russo and Basso provide for payments and other benefits if such named executive officer is terminated within two (2) years following a Change-in-Control (which includes the Merger) either by (i) the Company other than for Cause for Termination, or upon such executive officer’s death, Disability or Retirement (each as defined therein) or (ii) such executive officer’s resignation for Good Reason for Termination (as defined therein). In addition to any accrued but unpaid benefits, the agreements entitle each named executive officer to an amount of cash equal to the sum of:

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two (2) times (three (3) times in the case of Mr. Trammell) the sum of his then current annual base salary in the year of termination (or, if greater, (x) in the case of termination for Good Reason for Termination, the named executive officer’s salary preceding the date giving rise to his Good Reason for Termination or (y) the named executive officer’s salary for the year in effect on the date of the Change-in-Control);

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two (2) times (three (3) times in the case of Mr. Trammell) the greatest of (x) one third (1/3) of the aggregate cash bonuses or awards received by the named executive officer as incentive compensation or bonus during the three (3) calendar years immediately preceding the date of termination, (y) in the case of termination for Good Reason for Termination, one third (1/3) of the aggregate cash bonuses or awards received by the named executive officer as incentive compensation or bonus during the three (3) calendar years preceding the date giving rise to the named executive officer’s Good Reason for Termination or (z) one third (1/3) of the aggregate cash bonuses or awards received by the named executive officer as incentive compensation or bonus during the three (3) calendar years preceding the date of the Change-in-Control; and

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an amount equal to the total cash award or bonus that would have been received by the named executive officer under any long-term incentive plan, assuming that, in addition to any goals met prior to the termination date, all goals that were to be measured after such date were achieved and the named executive officer remained employed, less any portion of the cash award or bonus for that award period previously paid to the named executive officer.

In addition, the Company shall maintain the executive officers’ paid coverage for health insurance (through the payment of their COBRA (Consolidated Omnibus Budget Reconciliation Act ) premiums) for a period of up to eighteen (18) months following the applicable termination date, as if such named executive officer remained in the continuous employ of the Company during such period.

Upon a change in control (as defined in Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”)) of the Company, the executive officers may be subject to certain excise taxes under Section 4999 of the Code with respect to payments that are treated as excess parachute payments under Section 280G of the Code. The agreements provide that the Company will reduce the amount of the payments the executive officers would otherwise be entitled to receive below the threshold triggering the excise taxes under Section 4999 of the Code, provided that the net, after-tax benefit to the executive officers is higher.

Employee Benefit Matters.

Pursuant to the Merger Agreement, from and after the Effective Time, Parent and the Surviving Corporation will assume each labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related contract with any labor union, trade union or labor organization to which the Company or any of its subsidiaries is a party or bound. For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each active employee of the Company and its subsidiaries (each, a “Company Employee”) as of immediately prior to the Effective Time: (i) salary, wage and bonus opportunity that is no less favorable than the salary, wage and bonus opportunity provided to similarly-situated employees of Parent and its subsidiaries, (ii) employee retirement, welfare and other benefits that are no less favorable than the employee retirement, welfare and other benefits provided to similarly-situated employees of Parent and its subsidiaries, and

(iii) severance benefits no less favorable than the severance benefits provided to similarly-situated employees of Parent and its subsidiaries (taking into account such Company Employee’s service); however, to the extent the terms of any collective bargaining agreement provide different obligations, the collective bargaining agreement terms control. An “active employee” is any employee who (i) continues in employment with the Parent Entities and the Surviving Corporation following the Effective Time, (ii) is actively at work as of the Effective Time, (iii) is not actively at work due to a short-term absence of less than one (1) month’s duration, whether paid or unpaid, in compliance with the applicable Company vacation policy, or a long-term absence covered under a long-term disability plan, provided such individual returns to work within six months following the Effective Time, or (iv) any employee who is not actively at work and is receiving workers’ compensation payments as required by Law.

For purposes of vesting, eligibility to participate, level of benefits and benefit accruals under the employee benefit plans of Parent and its subsidiaries providing benefits to any Company Employees after the Effective Time, each Company Employee shall be credited with his or her years of service with the Company and its subsidiaries or predecessors before the Effective Time, to at least the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan of the Company or its subsidiaries in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time (and to the extent there is not a similar employee benefit plan of the Company or its subsidiaries, service as recognized for purposes of the applicable retirement plan), provided that to the extent the terms of any collective bargaining agreement provide different obligations, the collective bargaining agreement will control, and provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, Parent shall maintain and Company Employees shall continue to participate in the Company plans that are health and welfare plans through the end of the applicable plan year in which the closing of the Merger occurs.

Director and Officer Exculpation, Indemnification and Insurance.

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. As permitted by Section 102(b)(7) of the DGCL, the Company’s certificate of incorporation eliminates the personal liability of the Company’s directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liabilities that cannot be so eliminated as described in clauses (i)-(iv) of the preceding sentence.

Under Section 145 of the DGCL, a corporation (1) may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful and (2) may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines that such person is fairly and reasonably entitled to indemnification. To the extent that a present or former director or officer has been successful on the merits or otherwise in defense of any suit, action or proceeding referred to in the preceding sentence, the corporation must indemnify him or her against expenses actually or reasonably incurred by him or her in connection therewith. Under Section 145 of the DGCL, expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation.

The Company’s certificate of incorporation provides that the Company shall indemnify and advance expenses to any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law, and the Company may adopt bylaws or enter into agreements with any such person for the purpose of providing for such indemnification.

The Company’s bylaws provide that the Company will indemnify and hold harmless, to the fullest extent permitted by law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action or suit, whether or not by or in the right of the Company, or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss, including judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement, incurred, suffered or paid by or on behalf of such person, and expenses (including attorneys’ fees) reasonably incurred by such person. The Company will pay the expenses (including attorneys’ fees) incurred in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under the bylaws or otherwise.

The foregoing description of certain provisions of the Company’s certificate of incorporation and bylaws is qualified in its entirety by reference to the full text of the Company’s Second Restated Certificate of Incorporation, filed as Exhibit (e)(7) hereto and incorporated herein by reference, and the Company’s Amended and Restated By-laws, filed as Exhibit (e)(8) hereto and incorporated herein by reference.

The Merger Agreement provides that for a period of six years from and after the Effective Time, each of the Parent Entities and the Surviving Corporation will jointly and severally indemnify and hold harmless each current and former director or officer of the Company or any of its subsidiaries and each such person who serves or served at the request of the Company as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, together with such person’s heirs, executors or administrators (each an “Indemnified Party”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any action or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party was a director, officer, employee or agent of the Company or any of its subsidiaries (or a director, officer, employee, agent, trustee or fiduciary of another person serving at the request of the Company or any of its subsidiaries) or (ii) acts or omissions by such Indemnified Party in the Indemnified Party’s capacity as a director, officer, employee or agent of the Company or a subsidiary of the Company (or a director, officer, employee, agent, trustee or fiduciary of another person serving at the request of the Company or any of its subsidiaries) or taken at the request of the Company or a subsidiary of the Company (or any such other person), in each case under (i) or (ii), at, or at any time prior to, the Effective Time (including any action relating in whole or in part to the Merger or the enforcement of such indemnification right or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted or required by applicable Law.

Also, pursuant to the Merger Agreement, the Parent Entities guarantee, and the Surviving Corporation assumes, all obligations of the Company and any of its subsidiaries in respect of rights of exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the Indemnified Parties as provided in the respective constituent documents of the Company or any of its subsidiaries or in any written Contract described on the company disclosure letter or filed as an exhibit to any document filed with the SEC or available under applicable law; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period will continue until the disposition of such action or resolution of such claim. Further, for a period of six years from the Effective Time, the Merger Agreement requires Parent to cause, unless otherwise required by law, the certificate of incorporation and bylaws or similar organizational documents of the Surviving Corporation and each of its subsidiaries to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers, indemnification and advancement of expenses than are set forth as of the date of the Merger Agreement in the Company’s constituent documents and/or available under applicable law, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties.

The Merger Agreement provides that, for a period of six years from the Effective Time, Parent will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries, or provide substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy” with reputable insurers, in each case of at least the same coverage and scope, and in amounts, and containing terms and conditions, that are no less favorable to such individuals than such policy in effect on the date of the Merger Agreement, with respect to matters arising on or before the Effective Time covering without limitation the Offer, the Merger and the other Contemplated Transactions; provided, that Parent shall not be required to commit or spend on such “tail” policy, in the aggregate, more than three hundred percent (300%) of the last aggregate annual premium paid by the Company prior to the date hereof for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”). The Company may prior to the Effective Time purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Contemplated Transactions; provided, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than the Base Amount, and if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase as much coverage as reasonably practicable for the Base Amount. If such prepaid “tail policy” has been obtained by the Company, it will be deemed to satisfy all obligations to obtain insurance pursuant to the Merger Agreement and the Surviving Corporation will use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

Section 16 Matters.

Pursuant to the Merger Agreement, the Company, the Company Board and the compensation committee of the Company Board shall take all such lawful actions as may be necessary (which include satisfying the requirements of Rule 16b-3(e) promulgated under the Exchange Act), without incurring any liability to the Company Board or the compensation committee of the Company Board in connection therewith, to provide for and give effect to the transactions related to the Company’s stock plans as contemplated by the Merger Agreement.

Potential Future Arrangements.

To the Company’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein), no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and the Parent Entities, the Surviving Corporation, any of their subsidiaries or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding. However, it is possible that the Company or its affiliates may enter into employment or other arrangements with certain of the Company’s executive officers in the future. To the Company’s knowledge, no discussions of such arrangements have taken place as of the date of this Schedule 14D-9.

Item 4.	The Solicitation and Recommendation.

Recommendation of the Company Board.

In evaluating the Contemplated Transactions, the Company Board consulted with Company management and legal and financial advisors. After careful consideration of relevant factors, including a review of the terms of the Offer and the Merger, the Company Board unanimously (i) determined that the Contemplated Transactions are fair to and in the best interests of the Company and the stockholders of the Company, (ii) approved and declared advisable the execution, delivery and performance of the Merger Agreement and the consummation of the Contemplated Transactions upon the terms and conditions contained in the Merger Agreement and (iii) resolved to recommend acceptance of the Offer by the stockholders of the Company upon the terms and subject to the conditions set forth in the Merger Agreement.

Accordingly, the Company Board unanimously recommends that Company stockholders accept the Offer and tender their Shares in response to the Offer.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The following chronology summarizes the key events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the Company Board, Company management or the representatives of the Company, and other parties. Other than as described below, there have been no material contacts between the Company and AGC and its representatives and affiliates in the past two years.

The Company Board and Company management regularly review and assess the Company’s business strategies, objectives, performance, risks and opportunities, all with the goal of enhancing stockholder value. The Company Board and Company management use both internal resources and external advisors in connection with these reviews and assessments and other matters.

In May 2017, Company management, under the leadership of then-President and Chief Executive Officer E.C. Sykes, began an initiative to explore the divestiture of the Company’s Technical Products Solutions business (the “Products Business”) in order to refocus the Company as a services business. The Company’s services business included a federal business unit focused on the federal government or with prime contractors to the federal government (the “Federal Business”) and a separate business unit focused on commercial and state and local government customers (the “Commercial Business”). In connection with that exploration, the Company interviewed several investment banks to potentially advise the Company with respect to the contemplated divestiture. The Company did not engage any investment bank or contact any potential counterparties regarding the sale of the Products Business, other than as discussed below.

Also in June 2017, and unrelated to the potential sale of the Products Business, the Company determined that its quarterly financial performance was likely to result in a default under certain of the financial covenants contained in the Credit Agreement, and, with input from the Company Board, Company management began to pursue an amendment to the Credit Agreement.

On August 9, 2017, the Company entered into the First Amendment. As previously disclosed by the Company in a Current Report on Form 8-K, filed on August 10, 2017, the First Amendment, among other things, (i) reduced the amount of revolving borrowings available to the Company from $200 million to $120 million, (ii) created a $50 million term loan (the “Term Loan”), (iii) required that any excess cash available to the Company be applied to prepayment of the Term Loan, (iv) required that the net proceeds from asset sales in excess of $1 million by the Company, which would include the potential sale of the Products Business, would be applied to prepayment of the Term Loan, (v) required the Company to engage a cash flow consultant acceptable to the Lenders, and (vi) substantially modified and created additional affirmative and negative covenants of the Company in favor of the Lenders.

On August 31, 2017, pursuant to the terms of the First Amendment, the Company engaged Alvarez & Marsal North America LLC (“A&M”) to provide consulting services to the Company, including assisting with, among other things, cash flow forecasting.

In October 2017, at the request of Company management, two independent directors on the Company Board, Joel Trammell and Cynthia Comparin, began to assist Company management in final-round interviews of investment banks to potentially advise the Company with respect to a review of the Company’s strategic alternatives. Company management, as well as Mr. Trammell and Ms. Comparin, attended meetings in Dallas, Texas on October 19, 2017 with Raymond James & Associates, Inc. (“Raymond James”) and another investment bank for such potential engagement. Although the project began as a search for an investment bank to assist the Company with a potential sale of the Products Business, the scope of the Company’s prospective engagement with an investment bank was expanded to include a broader review of the Company’s alternatives as a result of the financial deterioration leading to the First Amendment, and the assessment of Company management and the Company Board that future compliance with the covenants in the First Amendment could be a challenge if the Company’s financial performance continued to decline. In addition, Company management and the Company Board believed that the resignation of the head of the Products Business in this period made a sale of the Products Business more challenging.

On November 15, 2017, and November 16, 2017, the Company Board held a regularly scheduled meeting at the Company’s headquarters in Lawrence, Pennsylvania. Members of Company management were also present at the meeting. At the meeting, the Company Board discussed and approved the engagement of Raymond James in connection with a review of strategic alternatives available to the Company, subject to approval of the specific terms of the engagement by Mr. Trammell and Ms. Comparin.

On November 16, 2017, E.C. Sykes retired effectively immediately from his position as the President and Chief Executive Officer of the Company, and the Company Board elected Mr. Trammell as the President and Chief Executive Officer of the Company. At that meeting, and particularly in light of the change in leadership, the Company Board concluded that Raymond James should conduct a broad review of the Company’s strategic alternatives, and the engagement was structured accordingly. It was anticipated that Raymond James would be in position to present its views on such strategic alternatives to the Company Board at its next regularly scheduled meeting in February 2018.

On January 8, 2018, the Company formally engaged Raymond James pursuant to a customary engagement letter, under which Raymond James was mandated to provide a broad range of financial advisory services to the Company in connection with the Company’s review of its strategic alternatives.

On February 6, 2018, the Company filed a Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2017. In the Form 10-Q, the Company disclosed that it anticipated it would continue to have challenges meeting the covenants contained in the First Amendment without asset sales, undertaking a restructuring transaction or refinancing all or a portion of the Company’s outstanding indebtedness, and that the Company had accordingly engaged Raymond James to “assist it in exploring its options.”

On February 8, 2018, and February 9, 2018, the Company Board held a regularly scheduled meeting at the Company’s headquarters in Lawrence, Pennsylvania. Present for the portion of the meeting held on February 8, 2018 were members of Company management and representatives of Raymond James. At the meeting, among other things, the Company Board, Company management and the representatives of Raymond James discussed the Company’s stock price performance, cash flow trends and liquidity situation, and the representatives of Raymond James delivered a presentation to the Company Board concerning a number of possible strategic alternatives that the Company could pursue, including remaining an independent public company (by means of recapitalization or divestiture of one or more businesses) and a change of control transaction. At the conclusion of the meeting, the Company Board, with the input of Company management and the representatives of Raymond James, directed Raymond James and Company management to begin preparations for a process to explore the sale of the Federal Business and, on a parallel track, the sale of the Company (including the Federal Business). The Company Board made such determination based on its belief, arrived at with the input of Company management and the representatives of Raymond James, that a sale of the Federal Business on a standalone basis was likely to lead to a higher valuation for the Federal Business than would be implied for the Federal Business on a “whole company” sale basis, and in light of the substantial number of potential transaction counterparties that would be primarily or only interested in the Federal Business. The Company Board determined it was appropriate to prioritize the sale of the Federal Business on the basis that the Federal Business was a discrete operational unit contained within distinct legal entities that would, as compared to the other businesses of the Company, be easier for potential acquirers to diligence and value in a prompt timeframe and easier for potential acquirers to consummate such a transaction. At the meeting, the Company Board also directed Company management and Raymond James to continue to explore other strategic alternatives available to the Company, including potential recapitalizations and refinancings.

On February 14, 2018, Mr. Trammell received an inbound telephone call from an investment bank not related to the Company or AGC. In the call, the representative of that investment bank suggested that Mr. Trammell meet with Sanjeev Verma, Chief Executive Officer of AGC, to discuss potential strategic transactions between the Company and AGC. Mr. Trammell indicated that, as previously disclosed in the Form 10-Q, filed February 6, 2018, the Company had retained Raymond James to assist the Company in exploring its strategic options.

On February 15, 2018, the representative of the unrelated investment bank introduced Mr. Trammell and Mr. Verma via email. Mr. Verma proposed to Mr. Trammell that the two should meet the following day.

On February 16, 2018, Mr. Verma and Mr. Trammell held a lunch meeting in Austin, Texas. At the meeting, Mr. Verma indicated that AGC’s equity investors, affiliates of ETL, intended to deploy additional capital into the IT services sector, and that AGC was interested in a potential strategic transaction with the Company. Mr. Verma did not make a specific proposal to acquire the Company at the meeting. Mr. Trammell indicated to Mr. Verma that, as previously disclosed in the Form 10-Q, filed on February 6, 2018, the Company had retained Raymond James to explore its strategic options. Mr. Trammell also indicated that, while the Company had not determined which strategic path it would pursue, Raymond James would contact Mr. Verma at the appropriate time in the future.

On February 26, 2018, the Company formally engaged Jones Day as legal counsel to the Company, pursuant to a customary engagement letter, in order to assist the Company and the Company Board in connection with the Company’s review of its strategic alternatives.

On February 28, 2018, the Company Board held a special telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James and representatives of Jones Day. At the meeting, Company management discussed with the Company Board the Company’s current cash flow forecast and deteriorating liquidity position. Company management also discussed with the Company Board the Company’s continued efforts to market and sell non-core assets of the Company including: (i) certain real estate (including vacant land (which the Company partially sold in separate parcels in March 2018 and August 2018)) and warehouse space and office space (which, through the date of the execution of the Merger Agreement, the Company had not sold); (ii) a non-material business of the Company that held and performed IT maintenance contracts (which, through the date of the execution of the Merger Agreement, the Company had not sold); and (iii) a Class B internet license held by the Company (which the Company ultimately sold in March 2018), each as part of the Company’s ongoing efforts to improve its liquidity situation. Company management also discussed with the Company Board the Company’s proposal to the Lenders that the Lenders waive the provisions of the Credit Agreement requiring the proceeds of asset sales to be paid to the Lenders, and waive upcoming principal payments under the Credit Agreement. Also at the meeting, the Company Board (a) again discussed with representatives of Raymond James the presentation delivered by Raymond James at the meeting of the Company Board on February 8, 2018, and the progress made by Raymond James to date in its preparations for a strategic-alternative exploration process, and (b) received advice from representatives of Jones Day regarding the Company Board’s fiduciary duties under applicable law.

Also on February 28, 2018, the Company amended its engagement letter with A&M to expand the scope of A&M’s engagement to include, among other things, further assistance with preparation of weekly 13-week cash flow budgets, commencing in early March 2018.

Also on February 28, 2018, the Company received a draft term sheet from the Agent regarding a potential amendment to the Credit Agreement. Company management reviewed the draft term sheet with its advisors and determined that the proposed terms contained therein would be unlikely to allow the Company to explore its strategic options in a manner that would maximize enterprise value.

On March 14, 2018, representatives of AGC and its financial advisor, SunTrust Robinson Humphrey (“SunTrust”), contacted Raymond James via email to express continued interest in the Company. Representatives of Raymond James indicated that they would send AGC additional information concerning the Company when it was available.

On March 15, 2018, the Company Board held a special telephonic meeting. Present at the meeting were members of Company management. At the meeting, Company management updated the Company Board on its continued efforts to negotiate flexibility with the Lenders.

On March 26, 2018, Thomas W. Golonski resigned from the Company Board for personal reasons. Mr. Golonski’s resignation letter noted that he did not have any disagreement with the Company or Company management on any matter relating to its review of strategic alternatives, its operations, policies or practices.

On March 29, 2018, the Company Board held a special telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James and representatives of Jones Day. At the meeting, the representatives of Raymond James discussed with the Company Board the steps taken by Raymond James and the Company since the February 28, 2018 meeting of the Company Board to prepare for the process to explore the concurrent sales of the Federal Business and the Company. The Company Board directed Raymond James to continue the strategic-alternative evaluation process by contacting potential buyers for each sale process. Also at the meeting, representatives of Raymond James and Company management discussed with the Company Board the Company’s current liquidity profile, including the fact that the Company’s March 27, 2018 13-week cash flow forecast, prepared with the input of A&M, indicated that the Company likely risked falling below minimum liquidity thresholds at some point early in the third calendar quarter of 2018. Company management and the representatives of Raymond James discussed with the Company Board the fact that Raymond James was preparing to contact third party capital providers with potential interest in providing bridge financing for the Company to continue its operations through the completion of its strategic-alternative exploration process. Among other considerations, the Company Board discussed with Raymond James the challenges of securing third party financing unless the Lenders would consent to a senior or, at a minimum, pari passu treatment and collateral sharing for the new bridge financing.

Beginning on March 30, 2018, representatives of Raymond James, at the direction of the Company, commenced the marketing process for a sale of the Company. Continuing over the course of several days, representatives of Raymond James contacted 109 potential counterparties to a sale of the Company, including AGC. Of those potential buyers, 35 were “strategic” buyers and 74 were financial sponsors. The potential counterparties were selected by Raymond James based on its experience in strategic transactions in the Company’s industry, with input from Company management, as the most logical potential buyers of the Company. Raymond James provided each of the potential counterparties with initial marketing information and with draft non-disclosure agreements. Ultimately, 42 of those parties expressed interest in the potential acquisition of the Company and executed customary non-disclosure agreements. None of the non-disclosure agreements signed by potential counterparties to a strategic transaction included a customary “standstill” provision that would have otherwise prevented such party from making a proposal directly to the Company Board or the holders of the Shares; however, all of the non-disclosure agreements signed by the potential counterparties did prohibit such counterparty from engaging in discussions with the Lenders without the Company’s consent and from otherwise circumventing the Company Board with respect to a potential transaction. Simultaneously, Raymond James began a similar marketing process for the sale of the Federal Business. During the duration of the strategic-alternative exploration process, Raymond James and/or Company management received additional inbound interest from certain additional parties, which parties and contacts are described below to the extent relevant or material; approximately a dozen of such unsolicited parties did not ultimately have material interest in a strategic transaction with the Company.

Also on March 30, 2018, representatives of Raymond James met telephonically with representatives of AGC and SunTrust to discuss and answer questions regarding the Company.

On April 2, 2018, the Company provided the Lenders with notice of a potential default of the consolidated EBITDA covenant contained in the Credit Agreement.

Between April 2, 2018, and May 8, 2018, representatives of Raymond James met telephonically with approximately 37 of the potential counterparties to a sale of the Company in order to discuss and answer questions regarding the Company, its businesses, and the strategic-alternative exploration process. Such telephone calls included discussions with AGC and SunTrust, and other potential counterparties described below, in relation to customary due diligence matters.

On April 16, 2018, representatives of Raymond James distributed to all potential counterparties an instruction letter outlining customary requirements for submitting first-round indications of interest to acquire the Company. At the direction of the Company Board, the instruction letter indicated that such indications of interest were to be submitted by May 10, 2018 and should be for a proposed acquisition of the entire Company, including the Federal Business. Also on April 16, 2018, representatives of Raymond James began to distribute customary confidential information memoranda to potential counterparties to the transaction, containing customary financial and business information relating to the Company.

On April 18, 2018, a representative of a private equity sponsor referred to as Party A called Mr. Trammell to express Party A’s interest in acquiring the Company. Mr. Trammell referred Party A to Raymond James.

On April 27, 2018, the Company Board held a special telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James, and representatives of Jones Day. At the meeting, the representatives of Raymond James and Company management updated the Company Board on the sale transaction processes and a recent meeting between the Company and its advisors and the Agent and the Lenders’ advisors regarding the status of the sale processes, including a request by the Company that the Lenders provide up to an additional $20 million of new liquidity in order to bridge the Company’s operations until the Company could complete its strategic-alternative exploration process. It was noted that the Lenders, in any amendment providing such additional liquidity, would insist on certain key date milestones with respect to the Company’s process to sell assets to generate proceeds to repay the Lenders. The Company Board also discussed with Company management the fact that, while the Company’s relationships with its customers had remained strong to date, the Company was under considerable pressure from its vendors in relation to its deteriorating financial situation and the Company’s aggressive management of its accounts payable. At the meeting, representatives of Raymond James also discussed with the Company Board the fact that the Company’s most recent earnings performance reflected an approximately 19% decline in expected fiscal year 2019 EBITDA versus the earnings estimates originally provided to Raymond James in February 2019, and the Company Board discussed the corresponding likely decrease in the values that potential acquirers would be willing to offer.

On May 4, 2018, the Company Board held a special telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James and representatives of Jones Day. At the meeting, the Company Board discussed with Company management and representatives of Raymond James its liquidity situation, which was projected, with the input of A&M, to fall below minimum thresholds in mid-July 2018. Representatives of Raymond James also discussed the indications of interest received from potential buyers of the Federal Business, and the status of initial due diligence discussions with potential buyers of the Company. Among other things, the representatives of Raymond James noted to the Company Board that eight participants remained highly active in the process for the sale of the Company, 21 participants remained engaged but had not completed substantial due diligence work, and the remainder of potential buyers had declined to pursue the opportunity. The representatives of Raymond James also discussed with the Company Board the fact that, at the request of the Company, Raymond James had contacted approximately 15 potential lenders in an effort to secure some form of additional liquidity for the Company. Among those lenders is an alternative debt capital provider referred to as Party B. Company management also updated the Company Board on the Company’s discussions with the Lenders relating to the Company’s need for additional liquidity.

On May 10, 2018, the Company, through Raymond James, received preliminary indications of interest to acquire the Company, including the Federal Business, from (i) AGC, which submission indicated a value of $2.40 per Share, (ii) a private equity sponsor referred to as Party C, which submission indicated a value of $2.00 – 3.00 per Share, (iii) a private equity sponsor referred to as Party D, which submission indicated a value of $0.39 - $2.04 per Share, (iv) a private equity sponsor referred to as Party E, which submission indicated a value of $2.50 per Share, (v) a private equity sponsor referred to as Party F, which submission indicated a value of $2.00 - $2.50 per Share, and (vi) Party A, which submission indicated a value of $3.53 to $4.19 per Share. The Company, through Raymond James, also received a preliminary indication of interest from an alternative equity provider referred to as Party G to provide the Company with an investment of at least $20 million of preferred stock or convertible debt. Such indications of interest were in some cases provided to the Company by the applicable interested party on a per share basis and in other cases on an enterprise value basis. In order to present all of the indications of interest on a per share basis, certain assumptions regarding the Company’s net debt and fully diluted share count were made and may not be consistent in all cases.

On May 14, 2018, representatives of Raymond James held telephone calls with representatives of Party F, Party A, and AGC to clarify certain aspects of their respective preliminary indications of interest.

On May 15, 2018, the Company Board held a special telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James and representatives of Jones Day. At the meeting, representatives of Raymond James presented to the Company Board regarding the preliminary indications of interest to acquire the Company, and the Company Board discussed the indications in detail, including receiving input from Company management and the representatives of Jones Day. The Company Board also discussed, with input from Company management and the Company’s legal and financial advisors, the fact that the preliminary indications of interest received with respect to the Federal Business likely would not, based on Company management’s views on the recent performance and prospects of the business, represent sufficient value in order to enable a satisfactory refinancing of the remaining Company after the sale of the Federal Business. On that basis, the Company Board determined that it was appropriate to continue to focus both on the sale of the Federal Business and concurrently on the sale of the remaining Company. The Company Board, with input from its financial and legal advisors, discussed various strategic considerations related to the sale process and appropriate next steps to maximize value in a sale of the Company, although a transaction that involved the sale of the entire Company was not precluded. The Company Board also received updates regarding the Company’s discussions with the Lenders relating to covenant relief and extensions of additional credit. Also at the meeting, the representatives of Jones Day discussed with the Company Board the Company Board’s fiduciary duties under applicable law. At the conclusion of the discussions, the Company Board directed Company management and the Company’s financial and legal advisors to continue the concurrent transaction processes and to work toward eliciting final bids from each of the involved potential counterparties.

Beginning on May 16, 2018, representatives of Raymond James contacted AGC, Party C, Party D, Party E, Party F and Party A, inviting those parties to the next stage of the process. Raymond James also indicated to those parties that the Company intended to separately and concurrently divest the Federal Business.

Also on May 16, 2018, at the direction of the Company Board, representatives of Raymond James called Party G to indicate that Party G’s preferred equity proposal did not meet the needs and objectives of the Company at that time.

On May 22, 2018, the Company opened a virtual data room, containing customary due diligence materials, to AGC, Party C, Party D, Party E, Party F and Party A.

On May 23, 2018, as part of a regularly scheduled meeting of the Company Board at the Company’s headquarters in Lawrence, Pennsylvania, the Company Board held an executive session, without the participation of Mr. Trammell or other members of Company management (other than Mr. Basso), in which representatives of Jones Day were present in person and by telephone. At the meeting, the representatives of Jones Day discussed in detail with the Company Board its fiduciary duties under applicable law in relation to the Contemplated Transactions, and discussed appropriate procedures for surfacing, containing and addressing any potential conflicts of interest with respect to any potential strategic transaction. Subsequent to the meeting, the Company Board directed Company management to immediately inform the Company Board of any contact with strategic transaction counterparties regarding participation by management in any transaction or any other post-transaction arrangements regarding management, and to refrain from engaging in such discussions without the prior consent of the Company Board. At subsequent meetings of the Company Board, the members of the Company Board regularly discussed with, and received advice from, representatives of Jones Day regarding the Company Board’s fiduciary duties under applicable law. Also during the meeting, the Company Board established a weekly meeting of the Company Board to discuss the strategic-alternative exploration process in order to ensure that the Company Board remained regularly informed of any developments and the concurrent processes as a whole.

On May 24, 2018, and on May 25, 2018, Company management and representatives of Raymond James conducted management presentations in Dallas, Texas with AGC and SunTrust.

On May 26, 2018, Mr. Trammell attended a lunch meeting arranged by a representative of a private equity sponsor referred to as Party H who had a pre-existing business relationship with Mr. Trammell unrelated to the Company. At the meeting, Party H expressed interest in acquiring the Company. Mr. Trammell referred Party H to Raymond James.

On May 30, 2018, Company management and representatives of Raymond James conducted management presentations in Pittsburgh, Pennsylvania with Party A and Party E.

On May 31, 2018, Company management and representatives of Raymond James conducted management presentations in Pittsburgh, Pennsylvania with Party D and Party F.

Also on May 31, 2018, a private equity sponsor referred to as Party I contacted representatives of Raymond James to indicate its interest in a potential strategic transaction with the Company.

In late May 2018 and early June 2018, during the course of several discussions between the Agent, the Lenders’ legal and financial advisors, Company management and the Company’s legal and financial advisors, the Lenders indicated that the amendment to the Credit Agreement would be conditioned on the requirement that the Company sell the Federal Business within certain timeline milestones to be agreed upon.

On June 1, 2018, Company management and representatives of Raymond James conducted a management presentation in Pittsburgh, Pennsylvania with Party C.

Also on June 1, 2018, representatives of Raymond James held a telephone call with representatives of Party I, in which Party I expressed its interest in acquiring the Products Business. The representatives of Raymond James indicated to Party I that, while the Company was focused on its concurrent sales of the Federal Business and the Company, the Company was open to considering any cash-generating transaction that would maximize value for the Company’s stockholders.

On June 2, 2018, the Company Board held a regularly scheduled telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James, and representatives of Jones Day. Among other things, the Company Board discussed with Company management and representatives of Raymond James the Company Board’s continued belief that a sale of the Federal Business pursued on a dual track with the sale of the remaining Company would be likely to maximize the value of the Company and indications from the Agent and the Lenders that they would require milestones regarding the sale of the Federal Business before extending additional credit to the Company in order to bridge the Company’s operations until the completion of a sale of the Company. The Company Board also discussed with Company management and representatives of Raymond James and of Jones Day the possibility that one of the existing bidders would purchase the Company’s senior debt from the Lenders at less than par, which, if combined with an acquisition of the Company by such acquiror, Company management believed could be the most expedient path to stabilizing the Company’s business operations in light of the operational pressure being exerted by the Lenders on the Company. The Company Board authorized Company management and Raymond James to propose such structure to the potential counterparties. Also at the meeting, the Company Board authorized Company management and Raymond James to separately and concurrently market the international segment of the Products Business to a limited set of counterparties in light of the segment’s continued negative impact on the financial profile of the Company relating to losses incurred by such segment, and in light of the perceived interest in the business from third parties.

On June 4, 2018, representatives of Raymond James held telephone calls with representatives of Party I, Party F, Party H, Party D, and Party C to discuss the potential counterparties’ continued interest in the Company and recent financial developments at the Company, including the Company’s increasing cash flow restraints and the Company’s continued challenges operating under the covenants of the Credit Agreement. Representatives of Raymond James held similar telephone calls with representatives of Party E on June 5, 2018, and with representatives of Party I and of Party H on June 6, 2018.

On June 5, 2018, Raymond James provided AGC and other parties approved by the Company Board to proceed in their evaluation of the Company, including Party A, Party C, Party E, Party F, Party D and Party J, with an updated process instruction letter which, among other things, indicated that final bids for the Company would be due on June 25, 2018. Raymond James also indicated to all parties interested in the concurrent sale of the Federal Business that final bids for the Federal Business would be due on June 25, 2018, in order for the Company management and the Company Board, with the assistance of Raymond James and Jones Day, to evaluate both potential transactions.

On June 7, 2018, Mr. Trammell and representatives of Raymond James met with representatives of Party E in New York, New York. At the meeting, Mr. Trammell and the representatives of Raymond James suggested to Party E that it should consider making a proposal to acquire the Company’s senior debt from the Lenders at less than par. The representatives of Party E declined to pursue the suggestion.

On June 8, 2018, Raymond James provided AGC, Party I, Party E, Party F, Party H, Party D and Party C, with a draft of the Merger Agreement, in a form prepared by Jones Day.

Also on June 8, 2018, representatives of Raymond James met telephonically with representatives of AGC and SunTrust to discuss AGC’s continued interest in the Company and recent financial developments at the Company, as well as financial and operational due diligence.

Also on June 8, 2018, Mr. Trammell and representatives of Raymond James met telephonically with a representative of Party A to propose that Party A consider making a propsal to acquire the Company’s senior debt from the Lenders at less than par. The representative of Party A indicated that Party A would be interested in such a transaction and would formulate a proposal.

Also on June 8, 2018, the Company and Raymond James entered into an amended and restated engagement letter, revising the engagement to address scenarios in which the Company were to prepare for and ultimately become subject to a proceeding under chapter 11 of the United States Bankruptcy Code.

On June 9, 2018, the Company Board held a regularly scheduled telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James and representatives of Jones Day. At the meeting, Company management updated the Company Board on the Company’s 13-week cash flow forecast, on the discussions between the Company and the Lenders regarding an amendment to the Credit Agreement and the ability of the Lenders to extend additional credit to the Company. Representatives of Raymond James also discussed with the Company Board recent developments in the concurrent transaction processes.

Between June 9, 2018, and June 11, 2018, representatives of Raymond James held several telephone calls with Party F to discuss financial and operational due diligence matters.

On June 12, 2018, the Agent and the Lenders’ advisors provided a draft term sheet for a proposed amendment to the Credit Agreement, which term sheet contained certain milestones for the sale of the Federal Business and certain longer milestones for the sale of the remainder of the Company following the sale of the Federal Business. The term sheet provided for a near-term maturity date for the LIFO Facility to coincide with the proposed timetable for completion of the sale of the Company.

Also on June 12, 2018, representatives of Party D informed Raymond James that it was no longer interested in further devoting resources in pursuit of the opportunity to acquire the Company.

Also on June 12, 2018, Company management and representatives of Raymond James conducted a management presentation in New York, New York for Party H.

Also on June 12, 2018, representatives of Raymond James met telephonically with representatives of a private equity sponsor referred to as Party J, which had contacted Raymond James to indicate its interest in potentially acquiring the Company.

Also on June 13, 2018, representatives of Raymond James held separate telephonic meetings with representatives of Party F and of Party H to discuss those parties’ continued respective interest in potentially acquiring the Company and related due diligence matters. During Raymond James’s call with Party H, Party H indicated that it would only be interested in bidding on the entire Company, including the Federal Business. At the direction of the Company Board and based in part on ongoing conversations with the Lenders’ financial and legal advisors, representatives of Raymond James reiterated the Company Board’s decision to pursue a separate and earlier sale of the Federal Business, consistent with the Company Board’s determination that such separate sale provided the best path toward maximizing stockholder value and belief that the Lenders were likely to require such separate sale in order for the Company to receive needed covenant relief and additional liquidity from the Lenders in the form of the short-term LIFO Facility.

On June 15, 2018, representatives of Raymond James met telephonically with a representative of Party A to discuss its continued interest in a transaction. During the call, Party A indicated that it would be interested in purchasing only the Company’s existing $50 million term loan at less than par, with the term loan becoming convertible into equity, and the Company’s existing revolving facility rolling over. Raymond James indicated that it would convey the proposal to the Company.

On June 16, 2018, the Company Board held a regularly scheduled telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James, and representatives of Jones Day. At the meeting, Company management updated the Company Board on the status of the Federal Business sale and the process for the sale of the Company. Company management also updated the Company Board on the discussions with potential counterparties regarding the acquisition of the Company’s senior debt from the Lenders at less than par, noting that a discount proposal had not achieved meaningful traction with potential buyers. Company management further updated the Company Board on the status of the Company’s discussions with the Lenders regarding an extension of additional credit. Representatives of Raymond James presented a comprehensive update regarding the process for the sale of the Company, and the Company Board discussed with the representatives of Jones Day and of Raymond James several strategic considerations related to maximizing stockholder value in the transaction processes. Also at the meeting, the Company Board determined, based on the advice of Company management and Raymond James and Jones Day, to terminate the Company’s exploration of the sale of the international segment of the Products Business in favor of focusing on the Federal Business sale and the concurrent sale of the Company in order to focus the efforts and limited time of Company management on the sale of the Federal Business and the concurrent sale of the Company. The Company Board also discussed in detail with its advisors and Company management the proposed terms of an extension of further credit by the Lenders pursuant to an amendment to the Credit Agreement as well as the related terms, conditions and proposed Federal Business sale process milestones required by the Lenders as a condition precedent to finalize any such amendment and extension of additional credit.

Between June 16, 2018 and June 25, 2018, representatives of Raymond James held various telephone calls with AGC, Party F and Party A to discuss those parties’ due diligence reviews of the Company and details concerning the pending final bid deadline.

Between June 16, 2018 and June 29, 2018, representatives of Raymond James, Jones Day and Company management worked with advisors to the Lenders in order to negotiate and finalize the terms of the proposed amendment to the Company’s Credit Agreement, including the sale milestones related to sale of the Federal Business that were required by the Lenders in order to enter into the Amended Credit Agreement and to provide the Company with the LIFO Facility with a near-term maturity coinciding with the timetable for the sale of the Company. The sale milestones mandated that the Company enter into an agreement for the sale of the Federal Business no later than July 31, 2018 (the “First Federal Milestone Date”) and consummate such transaction no later than August 31, 2018 (the “Second Federal Milestone Date”) with all net proceeds from such sale first used to repay all outstanding indebtedness under the LIFO Facility, if any, and the remainder used to pay down any remaining indebtedness. Previously requested milestones regarding the sale of the remainder of the Company were not contained in this amendment.

On June 20, 2018, Company management and representatives of Raymond James met with Party A in Pittsburgh, Pennsylvania, for due diligence sessions.

Also on June 20, 2018, representatives of Raymond James met telephonically with representatives of Party C, during which Party C indicated that it was no longer interested in further devoting resources in pursuit of the opportunity to acquire the Company.

On June 21, 2018, representatives of Raymond James met telephonically with representatives of Party H, during which Party H indicated that it was no longer interested in further devoting resources in pursuit of the opportunity to acquire the Company.

On June 22, 2018, representatives of Raymond James met telephonically with representatives of Party F to discuss Party F’s due diligence of the Company’s cash flows.

On June 22, 2018, Company management and representatives of Raymond James met with a private debt provider previously introduced to the Company in connection with the Company’s refinancing efforts, referred to as Party K, to discuss the potential purchase by Party K of the Company’s senior debt from the Lenders. Party K indicated to the Company that Party K would likely submit a written proposal subsequent to June 25, 2018.

On June 23, 2018, the Company Board held a regularly scheduled telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James, and representatives of Jones Day. At the meeting, Company management updated the Company Board on the Company’s cash flow forecasts and liquidity situation. The Company Board also discussed with representatives of Raymond James the Federal Business sale process and discussed with Company management and representatives of Jones Day the status of the proposed amendment to the Company’s Credit Agreement. Representatives of Raymond James also provided the Company Board a detailed update of its recent communications with potential bidders for the Company.

On June 25, 2018, the Company received final round proposals from AGC, Party E, Party I and Party J. The bid from AGC contained a proposal to acquire the Company for an enterprise value of $93.6 million, or an implied $2.77 per Share, and assumed $80 million of net proceeds from the sale of the Federal Business and $50 million of net debt after giving effect to the sale of the Federal Business. AGC’s proposal also contained a request for the right to negotiate exclusively with the Company regarding a potential transaction for a period of thirty days. AGC’s proposal further proposed financing the transaction with a combination of equity provided by AGC and ETL or an affiliate of ETL (collectively, “Essar”) and third party debt capital, but noted that there was no “reverse termination fee” or other financing contingency and Essar was prepared to finance the entire transaction with equity if it elected not to obtain third party debt. AGC also provided a comprehensive markup of the draft Merger Agreement, which, among other things, included a termination fee of $3 million in the event the Company were to terminate the Merger Agreement to accept an unsolicited superior proposal. The bid from Party E contained a proposal to acquire only the Commercial Business for $42.5 million, and did not contain draft definitive documentation. The bid from Party I contained a proposal to acquire only the Products Business for $40 million, and did not contain draft definitive documentation. The bid from Party J contained alternative proposals, including: (i) a proposal to acquire the Company, including the Federal Business, for an enterprise value of $100 - $130 million, or an implied ($1.90) to $0.00 per Share, and (ii) a proposal to acquire the Company, excluding the Federal Business, for an enterprise value of $65 million, or an implied ($0.31) per Share. Party J did not provide a markup of the draft Merger Agreement and did not provide a debt commitment letter or otherwise provide assurances to the Company that the proposal was fully financed. All of the bids received were subject to confirmatory due diligence. Such proposals utilized certain assumptions regarding the Company’s net debt and fully diluted share count that may not be consistent in all cases.

Also on June 25, 2018, representatives of Raymond James met telephonically with representatives of Party F, during which the representatives of Party F indicated that it was no longer interested in pursuing an acquisition of the Company.

On June 26, 2018, the Company Board held a special telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James and representatives of Jones Day. At the meeting, the Company Board discussed with Company management and the representatives of Jones Day and of Raymond James the potential amendment to the Company’s Credit Agreement (including the proposed new LIFO Facility), the final round proposals submitted with respect to the sale of the Federal Business, and the final round proposals submitted with respect to a sale of the Company. The Company Board determined to meet again on the following day to discuss the bids in more detail and to determine appropriate next steps.

Later on June 26, 2018, the Company received a final round proposal from Party A. The bid contained alternative proposals, including: (i) a proposal to acquire the Company (following the sale of the Federal Business) for an enterprise value of $106 million (adjusted to reflect the proposed assumption by Party A of $44 million of the Company’s liabilities), or an implied $2.92 per Share based on the Company’s June 15 balance sheet net debt of $130 million, and which proposal contemplated the acquisition of the Company’s existing debt from the Lenders at less than par, and (ii) a proposal to acquire only the Commercial Business for $61 million. Party A’s proposal utilized certain assumptions regarding the Company’s net debt that may not be consistent with the assumptions underlying the proposals received by the Company on June 25, 2018. Party A did not provide a markup of the draft Merger Agreement and did not provide a debt commitment letter or otherwise provide assurances to the Company that the proposal was fully financed.

On June 27, 2018, the Company Board held a special telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James and representatives of Jones Day. At the meeting, the Company Board discussed in detail with Raymond James and Jones Day the bids received for the Federal Business, the Products Business, the Commercial Business and the Company, and discussed various strategic and financial considerations relating to those bids and other factors relating to maximizing value for the Company’s stockholders, including, among other things, the fact that the Company was financially distressed and the impact of the Company’s deteriorating performance on the sale process going forward. At the meeting, the representatives of Jones Day discussed with the Company Board the legal aspects of the proposals received for the acquisition of the Company, noting, among other things, that the proposal received from Party A did not appear to have been reviewed by any counsel and contained significant structural assumptions that were inconsistent with a transaction of the nature contemplated by the process letter distributed to potential bidders and with the kind of transactions available to the Company as a publicly traded company. The Company Board, with input from Raymond James and Jones Day and considering the transaction values proposed and other aspects of the bids, determined that Company management and Raymond James and Jones Day should focus their respective efforts on progressing potential transactions with each of AGC and Party A, and directed Raymond James and Jones Day to begin negotiations with AGC and Party A and to commence the provision of confirmatory due diligence.

Also at its June 27, 2018 meeting, the Company Board discussed with Company management the fact that the bids received to acquire the Company, including AGC’s and Party A’s bids, did not reflect, among other things, the additional indebtedness to be incurred by the Company under the impending amendment to the Credit Agreement or the most recent information concerning the Company’s significant build in past-due accounts payable primarily due to tightening credit terms imposed by vendors, significant professional fees and limitations imposed by budget constraints contained in the Amended Credit Agreement, and Company management’s view that value for stockholders may not ultimately be available after the bids further developed and the bidders undertook confirmatory due diligence. In light of that consideration, and in light of Company management’s belief that an acquisition by a third party of the Company’s existing senior debt would allow the Company to eliminate substantial professional fees and result in the renegotiation of the Credit Agreement (resulting in a new credit agreement) such that the Company would have additional flexibility to effect a turnaround of its business, the Company Board determined that Company management and Raymond James should continue to solicit interest in an acquisition of the Company’s existing senior indebtedness at less than par in order to maximize potential future value for the Company’s stockholders. Also at the meeting, the Company Board discussed the proposed terms of the amendment to the Credit Agreement, including the fact that the Company would be in default under the Credit Agreement if it failed to obtain the amendment, including certain forbearance provisions, prior to the end of June 2018. Also at the meeting, representatives of Raymond James confirmed to the Company Board the fact that Raymond James had no material relationships with either AGC or Party A.

Later on June 27, 2018, representatives of Raymond James met telephonically with Party A regarding clarifications to its written proposals. Subsequent to the call, Party A delivered a revised term sheet clarifying its proposals to acquire the Company’s indebtedness and subsequently acquire the Company, and a new, standalone term sheet containing a proposal to acquire only the Company’s indebtedness. The proposal was based on an assumption by Party A that the Lenders would accept, in full satisfaction of the Company’s indebtedness under the Credit Agreement, a payoff amount that is substantially less than the Lenders will receive if the Offer and the Merger are consummated. The proposal was communicated to the Lenders, and the Lenders did not indicate (and, as of the date of this Schedule 14D-9, have not indicated) to the Company that they would be willing to consent to receive less in satisfaction of the Company’s debt than they will receive if the Offer and the Merger are consummated.

Also on June 27, 2018, Mr. Trammell met telephonically with a representative of Party G, during which Party G indicated that it would continue to be interested in a preferred equity investment assuming that the Company were able to sell the Federal Business and refinance its indebtedness.

Between June 27, 2018 and July 6, 2018, representatives from Raymond James, at the direction of the Board, communicated on several occasions with Party E, Party I and Party J to indicate that their proposals did not meet the objectives and needs of the Company at the time and the Company would not be moving forward to facilitate further due diligence, but the Company would be interested in continuing dialogue should the needs of the Company change in the future.

On June 28, 2018, the Company received a term sheet from Party K, indicating an interest in refinancing the Company’s existing indebtedness from the Lenders for an amount substantially below par (with the Company’s resulting indebtedness to Party K being 100% of the par amount of the Company’s existing indebtedness).

Later on June 28, 2018, the Company Board held a special telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James and representatives of Jones Day. At the meeting, the Company Board held an in-depth discussion with Company management and the Company’s legal and financial advisors regarding the proposed amendment to the Credit Agreement, and determined that, in light of the fact that the amendment and the additional indebtedness contemplated by the proposed LIFO Facility was necessary in order for the Company to continue its operations and to complete the strategic-alternative exploration process, it was in the best interest of the Company and its stockholders to enter into the amendment to the Credit Agreement. On that basis, the Company Board unanimously approved the Amended Credit Agreement and the LIFO Facility.

On June 29, 2018, representatives of Raymond James began to contact additional third party lending sources regarding the potential acquisition of the Company’s senior indebtedness, including certain of the lending sources previously contacted by Raymond James in relation to the potential standby credit facility explored by the Company in May 2018 (including Party B). Starting on June 29, 2018 and continuing over the course of several weeks, representatives of Raymond James contacted approximately ten such lending sources in relation to such potential debt acquisition.

Also on June 29, 2018, the Company entered into an amendment to its Credit Agreement. As previously disclosed by the Company on its Form 8-K, filed with the SEC on July 2, 2018, the Amended Credit Agreement, among other things, (i) established the LIFO Facility with a maturity date of December 15, 2018 for use in financing the Company’s cash flow needs, at LIBOR plus 10%, (ii) required the Company to continue to pursue the sale of the Federal Business, to execute a purchase agreement for the sale of the Federal Business by July 31, 2018, and to consummate the sale of the Federal Business by August 31, 2018, and required that the net proceeds of the sale of the Federal Business be utilized to repay indebtedness under the Amended Credit Agreement,

(iii) substantially modified and created additional affirmative and negative covenants of the Company (both financial and operational) in favor of the Lenders, and (iv) deferred principal and interest payments (except for interest on the LIFO Facility).

During the weekend of June 30, 2018, at the request of the Company, representatives of Raymond James called representatives of SunTrust to indicate that the Company viewed AGC’s proposal favorably, but encouraged AGC to submit a further proposal increasing the proposed valuation of the Company. In the call, the representatives of Raymond James also indicated that the Company was not willing to grant exclusivity to AGC or any other party.

Beginning in July 2018 and continuing through the execution of the Merger Agreement, the Company and its advisors held several telephone calls and in-person meetings with PNC, the other Lenders and the Lender group’s legal and financial advisors, to apprise the Lenders of the status of the Company’s strategic-alternative exploration process.

On July 2, 2018, the Company filed a Form 8-K announcing the June 29, 2018 Amended Credit Agreement, including the LIFO Facility. In the Form 8-K, the Company disclosed that it was continuing to explore strategic alternatives, including a recapitalization, restructuring, the sale of some or all of its businesses (in addition to the Lender mandated sale of the Federal Business) in the form of a merger or otherwise, and other liquidity options.

During July 2018 and continuing through the execution of a definitive agreement in respect of the sale of the Federal Business on August 17, 2018, the Company and its advisors negotiated with the third party acquiror of the Federal Business and engaged in a confirmatory due diligence process.

On July 5, 2018, the Company Board held a special telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James and representatives of Jones Day. At the meeting, the Company Board discussed with Company management and Raymond James and Jones Day updates regarding the sale of the Federal Business and recent adverse developments in the Company’s business and significant decrease in the trading price of the Shares subsequent to the filling of the Form 8-K announcing the Amended Credit Agreement. The Company Board also discussed with Company management and Raymond James and Jones Day updates regarding the potential sale of the Company and the potential acquisition of the Company’s indebtedness.

On July 6, 2018, representatives of SunTrust provided to Raymond James an updated indication of interest to acquire the Company at a price of $3.05 per Share, based on an assumed enterprise value of $103.5 million including net debt of $55 million, after giving effect to an estimated $75 million in net proceeds as a result of the sale of the Federal Business. AGC no longer sought a right to negotiate exclusively with the Company in the updated indication of interest, but AGC proposed that the Company reimburse up to $2.4 million of AGC’s expenses associated with the pursuit of a transaction in certain circumstances. The indication of interest also clarified AGC’s intention to sign a definitive agreement only after, or concurrently with, the Company’s execution of a definitive agreement with a third party in respect of the Federal Business. The other terms of AGC’s updated offer were substantially the same as the indication of interest provided by AGC on June 25, 2018, including the fact that AGC’s updated offer was fully financed by Essar.

Beginning on July 9, 2018, and continuing through the execution of the Merger Agreement, AGC and its professional advisors conducted a due diligence review of the Company.

On July 9, 2018, the Company Board held a special telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James, and representatives of Jones Day. At the meeting, the Company Board, Company management and Raymond James and Jones Day discussed updates regarding the processes for the sale of the Company and the concurrent sale of the Federal Business, including a detailed discussion of Raymond James’s efforts to fully canvass the market of potential buyers. The Company’s financial and legal advisors also advised the Company Board of AGC’s request for an expense reimbursement in the absence of exclusivity. The Company Board considered the amount of such request and the desire to maintain AGC as an active bidder, and directed Company management to offer AGC limited expense reimbursement.

On July 10, 2018, Party A delivered to Raymond James a high-level issues list concerning the draft of the Merger Agreement earlier provided to bidders. The high-level issues list did not reflect the debt acquisition components of Party A’s then-current proposal.

On July 11, 2018, representatives of Jones Day and of Raymond James met telephonically with representatives of SunTrust and of Alston & Bird LLP, legal counsel to AGC (“Alston & Bird”), to discuss AGC’s request for expense reimbursement as well as timing considerations related to the Company’s concurrent sale of the Federal Business.

On July 12, 2018, the Company received an overview of the key terms of a potential merger agreement from Party A and a letter of support from one of Party A’s contemplated financing sources.

Between July 12, 2018 and July 14, 2018, representatives of Jones Day and of Alston & Bird negotiated the terms pursuant to which the Company would reimburse AGC’s transaction expenses in certain circumstances, up to a certain amount.

On July 14, 2018, the Company and AGC entered into the Expense Reimbursement Agreement, pursuant to which the Company would be required to reimburse up to $1.5 million of AGC’s expenses in the event that the Company entered into an alternative sale transaction, provided that AGC had not previously terminated negotiations with the Company and that AGC had continued to pursue a transaction on terms at least as favorable to the Company’s stockholders as those proposed in AGC’s indication of interest submitted to the Company on July 6, 2018.

On July 16, 2018, representatives of Raymond James met telephonically with AGC and SunTrust to discuss the Company’s financial and cash flow projections.

On July 17, 2018, representatives of Jones Day met telephonically with counsel to Party A to discuss the legal structure of Party A’s proposal. During the call, Jones Day indicated that the Company would need to review proposed transaction documentation in order to determine whether the proposals made by Party A would be acceptable to the Company, including with respect to the contemplated sequencing and cross-conditionality of the transactions contemplated by Party A’s proposals.

On July 18, 2018, Company management and representatives of Raymond James met telephonically with AGC and its financial and accounting advisors to discuss financial due diligence.

On July 19, 2018, representatives of Raymond James met with representatives of AGC and SunTrust at SunTrust’s offices to discuss financial and cash flow diligence questions.

On July 20, 2018, Jones Day provided a revised draft of the Merger Agreement to Alston & Bird, providing for, among other things, a termination fee equal to 3% of the Company’s equity value payable to AGC by the Company in the event that the Merger Agreement were to be terminated in order for the Company to accept an unsolicited superior proposal. Jones Day also requested that AGC provide certain information regarding its financial ability to complete the transaction and noted that if AGC did not have sufficient financial resources to complete the transaction, then the Company would require that a creditworthy Essar entity guarantee AGC’s obligations under the Merger Agreement.

Also on July 20, 2018, Company management met with Party G in Pittsburgh, Pennsylvania to discuss due diligence matters. At the conclusion of the meeting, Party G expressed its continued interest in making a preferred equity investment in the Company, assuming the Company successfully divested the Federal Business and completed a refinancing of its indebtedness.

Also on July 20, 2018, Party A delivered to the Company a revised proposal providing for the acquisition of the Company’s debt from the Lenders at a substantial discount to par, followed by an acquisition of the Company (after giving effect to the sale of the Federal Business) for a per Share value calculated by reference to a 50% premium to the seven-day average closing price of the Shares prior to the consummation of the acquisition. Other than specification of the per Share price being offered by Party A, the proposal was substantially similar to the previously provided proposal, and did not include a markup of the merger agreement previously provided by Jones Day or any other proposed transaction documentation.

On July 23, 2018, representatives of Jones Day and representatives of Alston & Bird met telephonically to further negotiate certain aspects of the Merger Agreement.

On July 26, 2018, the Company Board held a special telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James, representatives of Jones Day and representatives of Morris, Nichols, Arsht & Tunnell LLP, special Delaware counsel to the Company (“Morris Nichols”). The Company Board discussed with Company management and with the Company’s legal and financial advisors recent updates regarding the Company’s negotiation of the sale of the Federal Business. Also at the meeting, representatives of Raymond James discussed with the Company Board the process for the sale of the Company, providing a detailed update on the discussions with and due diligence by AGC. Representatives of Jones Day discussed with the Company Board various aspects of the negotiation of the Merger Agreement with AGC, including relating to termination fees, fiduciary provisions and closing certainty. Representatives of Raymond James also discussed with the Company Board the updated proposal from Party A, noting that, while Party A consistently stated that it continued to be interested in transaction structures that could be advantageous to the Company and its stockholders, Party A had not been willing or able to develop a more complete or definitive proposal in respect of those potential transactions. Representatives of Raymond James also discussed with the Company Board recent discussions with Party K, Party B and an alternative debt capital provider referred to as Party L, among other third party capital providers, relating to the potential refinancing of the Company’s senior indebtedness. The Company Board discussed various considerations relating to the strategic-alternative exploration process, and determined that in order to maximize stockholder value it was appropriate to continue advancing toward a transaction with AGC while simultaneously exploring refinancing transactions.

Later on July 26, 2018, Alston & Bird provided a revised draft of the Merger Agreement to Jones Day, providing for, among other things, a termination fee equal to $2.5 million payable to AGC by the Company in the event that the Merger Agreement were to be terminated in order for the Company to accept an unsolicited superior proposal.

On July 27, 2018, SunTrust provided an updated proposal to acquire the Company at a price of between $1.62 and $1.80 per Share, based on, among other things, a midpoint enterprise value of $112.1 million including net debt of $83 million, and assuming net proceeds of $69 million from the sale of the Federal Business.

On August 1, 2018, the Company Board held a special telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James and representatives of Jones Day. At the meeting, the Company Board discussed recent developments in the negotiation of the sale of the Federal Business. Representatives of Raymond James also discussed with the Company Board the revised proposal received from AGC, the status of the confirmatory due diligence being conducted by AGC, and the efforts of the Company and Raymond James to encourage Party A to continue to develop a more specific and actionable proposal, noting that Party A had not yet provided more definitive information. Also at the meeting, representatives of Jones Day updated the Company Board on the status of legal negotiations with AGC. The Company Board also discussed the fact that AGC had indicated that it was not interested in acquiring the indebtedness of the Company prior to consummating the sale of the Company, but that AGC may request that the Lenders accept a modest discount in order to increase the price offered to the Company’s stockholders in a tender offer for the Shares and increase the certainty that a tender offer would be successful.

Also on August 1, 2018, representatives of Raymond James met telephonically with AGC and SunTrust to discuss business and financial diligence.

On August 3, 2018, representatives of Raymond James met with representatives of SunTrust to discuss financial projections of the Company.

On August 7, 2018, the Company Board held a meeting in Pittsburgh, Pennsylvania. Present in-person at the meeting were Company management, representatives of Jones Day, representatives of Morris Nichols, representatives of Raymond James and representatives of A&M. At the meeting, which lasted the full day, the Company Board discussed with Company management and the Company’s advisors the sale of the Federal Business, the process for the sale of the Company, recent developments in the Company’s business pertaining to the precipitous decline in its results of operations, the pro forma financial and operational aspects of the Company after giving effect to the sale of the Federal Business, and the Company Projections (as defined below). The Company Board also discussed with the representatives of Jones Day the process to date and received advice regarding the Company Board’s fiduciary duties under applicable law. At the conclusion of the meeting, the Company Board directed Company management and Raymond James and Jones Day to continue negotiating the sale of the Federal Business and of the Company, and to simultaneously continue to explore debt purchase transactions and other refinancing solutions as an alternative to a sale of the Company. The Company Board also further directed Company management and the Company’s advisors to continue to be mindful of the sale milestones set forth in the Amended Credit Agreement and that, while the Lenders had agreed to extend the date for the satisfaction of the First Federal Milestone Date, the Lenders were unlikely to also extend the date for the satisfaction of the Second Federal Milestone Date. Also at the meeting, Company management discussed the Company Projections, which were prepared in connection with the sale process by Company management based on the Company’s 2019 operating plan, with the Company Board, along with certain differences in the assumptions underlying the Company Projection and the 2019 operating plan, including adjustments to account for the Company’s performance in the period since the 2019 operating plan was generated, customer and vendor developments, and the prospective financial impact of the sale of the Federal Business, and the effect of those matters on the near-, medium- and long-term results of operations of the Company.

On August 8, 2018, representatives of Jones Day met telephonically with counsel to Party A. During the call, Jones Day reiterated many of the points raised by Jones Day on its call with Party A’s counsel on July 17, 2018, including discussing that the Company continued to view Party A’s proposals as incomplete, and noting that the markup of the merger agreement provided by Party A did not contain any provisions concerning the proposed debt acquisition, and that the term sheets that Party A continued to propose had proposals and mechanics that were inconsistent with public company merger agreements generally, and in fact were not reflected in Party A’s markup of the merger agreement. Party A’s counsel indicated that it would provide that feedback to Party A.

On August 10, 2018, Jones Day provided a revised draft of the Merger Agreement to Alston & Bird, providing for, among other things, a termination fee equal to 3% of the Company’s equity value payable to AGC by the Company in the event that the Merger Agreement were to be terminated in order for the Company to accept an unsolicited superior proposal, and a guarantee from Essar Global Fund Limited, in favor of the Company, guaranteeing all of AGC’s obligations under the Merger Agreement in the absence of sufficient balance sheet assets at the applicable purchaser entity level.

Also on August 10, 2018, certain members of Company management met with Party I in New York, New York to discuss Party I’s continued interest in the Products Business, and to discuss the potential for Party I to participate in a transaction to refinance the business. Following the meeting on August 10, 2018, Company management and Raymond James held several conversation with Party I regarding its interest in participating in a potential refinancing of the business. A definitive proposal or transaction did not result from these conversations.

During the week of August 10, 2018, the Company and representatives of Raymond James contacted additional potential third party debt capital providers regarding potential debt purchase transactions and other refinancing solutions.

On August 13, 2018, Company management and representatives of Raymond James met telephonically with AGC, Party I and Party L regarding their respective interest in transactions involving the Company.

On August 14, 2018, Company management and representatives of Raymond James met telephonically with AGC and its financial and accounting advisors to discuss certain aspects of the potential transaction, including the Company’s financial performance. Subsequently, representatives of SunTrust informed Raymond James that because of the increased risk caused by continued deterioration in the Company’s financial condition, AGC and its equity investors would not be willing to fund a transaction entirely in equity and as a consequence would be required to secure committed debt financing to fund a portion of the transaction consideration. The representatives of Raymond James indicated their disappointment to SunTrust, given that the Company’s negotiations with AGC had been predicated on, and that AGC had consistently affirmed, an acquisition that would not require third party financing.

On August 15, 2018, Alston & Bird provided a revised draft of the Merger Agreement to Jones Day, which revised draft did not include a guarantee of AGC’s obligations from Essar and included a $1 million termination fee relating to the failure to achieve the Minimum Condition.

Also on August 15, 2018, representatives of Raymond James met telephonically with Party A to discuss the status of Party A’s due diligence review and whether Party A was prepared to present a further solidified proposal that included definitive transaction documents that reflected its proposal, which Party A indicated it intended to do.

On August 16, 2018, SunTrust provided AGC’s updated indication of interest to acquire the Company at a per Share price between $1.72 and $1.80, based on a midpoint enterprise value of $113.5 million, net debt of $83.5 million, and net proceeds from the sale of the Federal Business of $68.7 million.

Also on August 16, 2018, representatives of Raymond James met telephonically with representatives of SunTrust to discuss, among other things, the matters that would need to be concluded prior to execution of the Merger Agreement between the Company and AGC. During this call, SunTrust indicated to Raymond James that asset field audits would be required in order for AGC to obtain committed debt financing, indicating that AGC intended to finance the transaction with asset-backed debt underwritten by reference to the assets of the Company.

Also on August 16, 2018, Company management met telephonically with a representative of Party A to discuss the structure of a potential transaction between the Company and Party A. Among other things, Party A indicated to Company management that it would be interested in combining certain of its existing portfolio companies with the Company, with the resulting company remaining publicly traded and upon the consummation of such proposed transaction, Party A becoming the majority owner of the resulting company.

On August 17, 2018, the Company Board held a special telephonic meeting. Present at the meeting were Company management, representatives of Raymond James, representatives of Jones Day, representatives of Morris Nicholls, and other Company advisors. Among other matters discussed and reviewed, the fact that the agreement for the sale of the Federal Business contained very limited post-closing potential liabilities so as to not impede or significantly impact the sale of the remaining Company was noted. At the meeting, the Company Board determined that the sale of the Federal Business was in the best interests of the Company and its stockholders and was required in order to satisfy the First Federal Milestone Date, and therefore approved the Company’s execution and delivery of the definitive agreement providing for that transaction.

Later on August 17, 2018, the Company entered into the definitive agreement providing for the sale the Federal Business, pursuant to which the Company would receive gross cash consideration of $75 million, subject to certain adjustments and payment of any fees and expenses incurred in connection with such transaction.

On August 20, 2018, representatives of Raymond James held a telephone meeting with representatives of Party A. During the call, Party A reaffirmed its continued interest in pursuing a transaction, and requested that the Company agree to reimburse Party A’s expenses in connection with its exploration of a transaction.

Also on August 20, 2018, Company management and representatives of Raymond James met telephonically with representatives of AGC and SunTrust to discuss various due diligence and finance-related matters.

On August 21, 2018, Alston & Bird delivered an acquisition structure chart to Jones Day, which structure chart indicated that AGC had revised the financing construct for the transaction and that an unrelated Asia-based private equity sponsor would be the majority equity owner of the Company.

On August 22, 2018, representatives of Raymond James and Jones Day met telephonically with representatives of Alston & Bird and SunTrust to further discuss transaction structure. During the call, representatives of Alston & Bird indicated that AGC was proposing that the transaction would be structured with committed asset-backed debt, and with committed equity from the unrelated Asia-based private equity sponsor. Subsequently, Alston & Bird delivered a more detailed acquisition structure chart to Jones Day, which structure chart indicated that the combined equity commitment of AGC and the unrelated sponsor would be $24 million, with an additional $100 million in debt to be provided by a third party lender.

On August 23, 2018, Company management met telephonically with Party G, during which call Party G expressed continued interest in making a preferred equity investment into the Company, assuming the Company were to refinance its existing indebtedness. Company management and Raymond James believed that a refinancing alone might put the Company in a tight liquidity position after refinancing. An equity infusion was considered to be a possible remedy to that risk.

On August 24, 2018, representatives of Raymond James and of Jones Day met telephonically with representatives of Alston & Bird and of SunTrust to further discuss transaction structure. During the call, AGC’s advisors stated that AGC would no longer pursue the equity investment from the unrelated Asia-based private equity sponsor.

Later on August 24, 2018, Alston & Bird provided Jones Day with an updated draft of the Merger Agreement. The draft contained provisions customary for acquisitions using third party debt financing, including a reverse termination fee in the event that the debt financing was not ultimately available and other provisions limiting AGC’s liability in such circumstances. The draft also contained provisions pertaining to committed equity financing, preliminarily indicating that such financing would be provided by a controlling affiliate of ETL.

Also on August 24, 2018, Company management and representatives of Raymond James met telephonically with Party L, during which Party L indicated its interest in refinancing the Company’s debt at substantially less than par.

On August 27, 2018, the sale of the Federal Business was consummated. The gross proceeds received in the sale were $75 million and the net proceeds received by the Company, after deducting selling expenses and funding a short term escrow (to cover downward working capital adjustments or indemnity obligations), were approximately $61 million, a portion of which amount the Company promptly paid to the Lenders pursuant to the terms of the Amended Credit Agreement.

On August 28, 2018, Company management, representatives of Raymond James and representatives of A&M met telephonically with representatives of SunTrust to discuss the Company’s 13-week cash flow forecast.

Later on August 28, 2018, the Company Board held a special telephonic meeting. Present at the meeting were Company management, representatives of Raymond James and representatives of Jones Day. At the meeting, among other things, the Company Board discussed with Company management and its advisors the various proposed changes to the potential transaction with AGC, including various considerations related to the decreased closing certainty entailed by AGC’s revised structural proposal. At the conclusion of the meeting, the Company Board determined that, in light of the totality of the circumstances relating to the Company and the strategic-alternative exploration process, the Company should continue to seek a transaction with AGC, and also continue to pursue exploring all other available opportunities to allow the Company to remain a standalone entity.

Later on August 28, 2018, representatives of SunTrust and of Alston & Bird met telephonically with representatives of Raymond James and of Jones Day. During the call, SunTrust emailed the call participants a slide indicating that, because of changes in the Company’s net debt (which was projected by the Company’s advisors to be $87.8 million at closing), increased transaction expenses, lower than expected net proceeds from the sale of the Federal Business, declining operating performance and deteriorating working capital profile, among other things, the enterprise value of $113.5 million previously proposed by AGC would now equate to a per Share price of $1.45, assuming a closing in late October 2018.

On August 29, 2018, representatives of Raymond James met telephonically with Party E to determine whether Party E would be interested in reengaging with the Company regarding a strategic transaction. Party E indicated that its interest in a transaction would be at a level that would deliver a recovery well below par to the Lenders.

Later on August 30, 2018, Company management and representatives of Raymond James, participating by telephone, met with Party L in Pittsburgh, Pennsylvania to discuss Party L’s potential refinancing proposal and due diligence.

On August 31, 2018, the Company Board held a special telephonic meeting. Company management was present at the meeting. At the meeting, Company management reviewed with the Company Board its cash flow projections, including the application of the net proceeds from the sale of the Federal Business, as well as the status of various parties regarding proposals to acquire the Company and/or to refinance the Company’s indebtedness.

On September 1, 2018, Party L submitted an initial term sheet for a potential refinancing transaction. The term sheet was based on an assumption by Party L that the Lenders would accept, in full satisfaction of the Company’s indebtedness under the Amended Credit Agreement, a payoff amount that is substantially less than the Lenders will receive if the Offer and the Merger are consummated. The proposal was communicated to the Lenders, and the Lenders did not indicate (and, as of the date of this Schedule 14D-9, have not indicated) to the Company that they would be willing to consent to receive less in satisfaction of the Company’s debt than they will receive if the Offer and the Merger are consummated.

On September 4, 2018, Company management and representatives of Raymond James met telephonically with Party I to again discuss whether Party I would be interested in pursuing an acquisition of the Company’s Products Business or participate in a refinancing of the business.

Also on September 4, 2018, Alston & Bird delivered to Jones Day an initial draft of the Debt Commitment Letter.

Also on September 4, 2018, Mr. Trammell and Mr. Verma met telephonically, during which meeting Mr. Verma reiterated AGC’s interest in acquiring the Company. During the call, Mr. Verma also indicated to Mr. Trammell that AGC may have difficulty consummating an acquisition of the Company unless the Lenders agreed to accept substantially less than par to discharge the Company’s existing indebtedness under the Amended Credit Agreement.

On September 5, 2018, Alston & Bird indicated to Jones Day that the equity financing for the transaction or a limited guarantee of AGC’s obligations under the Merger Agreement would be provided by ETL rather than ETL’s controlling affiliate.

Also on September 5, 2018, Company management and representatives of Raymond James met telephonically with Party A to discuss operational diligence focused on HR and benefits, as well as the Commercial Business.

Later on September 5, 2018, Party A delivered a revised proposal concerning a restructuring of the Company’s existing debt. The term sheet was based on an assumption by Party A that the Lenders would accept, in full satisfaction of the Company’s indebtedness under the Amended Credit Agreement, a payoff amount that is substantially less than the Lenders will receive if the Offer and the Merger are consummated. The proposal was communicated to the Lenders, and the Lenders did not indicate (and, as of the date of this Schedule 14D-9, have not indicated) to the Company that they would be willing to consent to receive less in satisfaction of the Company’s debt than they will receive if the Offer and the Merger are consummated.

Also on September 5, 2018, representatives of Raymond James and of Jones Day met telephonically with representatives of SunTrust and of Alston & Bird to discuss transaction structure and the draft Debt Commitment Letter.

On September 6, 2018, the Company Board held a special telephonic meeting. Present at the meeting were Company management, representatives of Raymond James and representatives of Jones Day. At the meeting, the Company Board discussed with Company management and the Company’s legal and financial advisors recent developments in the Company’s discussions with strategic transaction counterparties. In light of the continued deterioration of the Company’s business performance, the Company Board directed Raymond James and Jones Day to continue to pursue a transaction with AGC on an expedited timeframe.

Later on September 6, 2018, Jones Day provided an issues list setting forth the Company’s proposed resolution of the remaining material issues in the Merger Agreement (including the new material issues presented by the revised transaction structure). Among other things, the Company’s positions included accepting AGC’s previously proposed $2.5 million termination fee relating to superior proposals, accepting AGC’s previously proposed $1 million termination fee relating to the failure to achieve the Minimum Condition, and requiring an “equity cure” mechanism that would require ETL to fund additional equity to cure any shortfall in the borrowing base that would otherwise cause the debt financing to be unavailable at closing. The issues list also proposed that AGC would be required to pay a $10 million reverse termination fee to the Company in the event that a transaction did not close because of a failure of AGC to obtain debt financing, plus additional monetary damages in certain circumstances. Jones Day also requested balance sheet information and further diligence materials related to the creditworthiness of ETL.

Also on September 6, 2018, representatives of Raymond James met telephonically with Party B regarding a potential refinancing transaction.

In furtherance of the efforts described above, starting on or around September 6, 2018, and continuing through the execution of the Merger Agreement, the Company and Raymond James pursued refinancing discussions with numerous potential counterparties and enabled related due diligence processes. The proposals that the Company was able to most meaningfully advance are specifically disclosed herein.

On September 7, 2018, representatives of Raymond James and of Jones Day met telephonically with representatives of SunTrust and of Alston & Bird to discuss the status of the potential transaction and to negotiate certain unresolved terms.

Also on September 7, 2018, representatives of Raymond James delivered to Party L the Company’s comments to the refinancing term sheet provided by Party L. Between September 7, 2018 and the execution of the Merger Agreement, Party L continued to conduct a due diligence review of the Company and its assets, and Party L and the Company and their respective legal and financial advisors continued to negotiate a potential refinancing of the Company by Party L. At no time did the Lenders indicate to the Company that they were willing to accept the discount on the Company’s existing indebtedness that was proposed by Party L.

On September 8, 2018, representatives of SunTrust delivered financial statements, a structure chart and other information regarding the financial condition of ETL to representatives of Jones Day and of Raymond James.

On September 9, 2018, and September 10, 2018, and after review of the information provided by SunTrust, representatives of Jones Day and of Raymond James asked questions of representatives of SunTrust and confirmed that ETL in fact had limited liquid assets.

On September 10, 2018, Company management and representatives of Raymond James met telephonically with Party I to discuss a potential transaction involving certain assets of the Products Business. In response to Party I’s request, the Company provided certain additional information on the Products Business. Party I’s interest in the Products Business did not further develop into a definitive proposal or transaction following provision of the additional requested information.

Also on September 10, 2018, representatives of Raymond James met telephonically with Party B regarding a potential refinancing transaction.

On September 11, 2018, Company management and representatives of Raymond James met telephonically with Party A to again discuss a potential transaction.

Also on September 11, 2018, representatives of Raymond James met telephonically with Party G regarding a potential preferred equity investment in the Company, which equity investment continued to be premised on a concurrent refinancing transaction with a third party.

On September 12, 2018, Alston & Bird provided Jones Day with an issues list setting forth AGC’s position with respect to the remaining material issues in the Merger Agreement. The issues list contained a revised economic proposal indicating that AGC would be required to hold $9 million of funds previously available to the Company’s stockholders or to discharge indebtedness on the Company’s balance sheet under the terms of AGC’s debt financing, which decreased the price per Share payable to the Company’s stockholders to a range of approximately $0.85 - $0.90. AGC’s advisors communicated that this change in valuation was a result of the difficulty of securing debt financing for a transaction, and reiterated AGC’s concerns regarding the decline in the Company’s results of operations since the beginning of the parties’ discussions. The issues list also noted AGC’s positions that the debt financing would be conditioned upon a minimum borrowing base and cash balance to support AGC’s debt financing (determined at the closing of the Contemplated Transactions), provided that an Essar entity would cure any shortfall in such borrowing base up to a certain amount. AGC proposed that no reverse termination fee would be payable in the event that the debt financing was unavailable due to the Company’s failure to meet the minimum borrowing base and cash balance thresholds as of Closing. AGC also proposed a $4 million reverse termination fee payable to the Company in the event of a failure of AGC to obtain debt financing for reasons other than the express conditionality contained in the draft Debt Commitment Letter pertaining to the borrowing base and cash balances, an $8 million reverse termination fee payable to the Company in the event that AGC failed to close the transaction when debt financing was available (or failed to use sufficient efforts to obtain debt financing), or, in lieu of collecting a reverse termination fee, the Company would be entitled in certain circumstances to seek monetary damages of up to a total of $16 million.

Later on September 12, 2018, representatives of Alston & Bird, of Jones Day, of SunTrust and of Raymond James held a conference call. During the call, the Company’s advisors, following earlier discussions with Company management, informed AGC that AGC’s revised proposal did not provide the Company with a sufficient level of certainty that a transaction would be completed and therefore was not a satisfactory basis for further negotiations.

On September 13, 2018, representatives of Jones Day, on behalf of the Company, delivered a written notice to Alston & Bird, on behalf of AGC, requesting that AGC affirm its July 6, 2018 proposal, and noting that if

AGC declined to do so, then the Company would have no obligation to reimburse AGC’s transaction fees under the Expense Reimbursement Agreement.

Also on September 13, 2018, Party A delivered an updated proposal concerning a potential debt purchase and the follow-on acquisition of the Company. The proposal indicated that the acquisition would be subject to negotiation after the completion of the debt purchase. The term sheet was based on an assumption by Party A that the Lenders would accept, in full satisfaction of the Company’s indebtedness under the Amended Credit Agreement, a payoff amount that is substantially less than the Lenders will receive if the Offer and the Merger are consummated. The proposal was communicated to the Lenders, and the Lenders did not indicate (and, as of the date of this Schedule 14D-9, have not indicated) to the Company that they would be willing to consent to receive less in satisfaction of the Company’s debt than they will receive if the Offer and the Merger are consummated.

On September 14, 2018, the Company Board held a special telephonic meeting. Present at the meeting were Company management, representatives of Raymond James, representatives of A&M and representatives of Jones Day. At the meeting, the Company Board discussed the current status of the strategic-alternative exploration processes. Among other things, the Company Board discussed with Company management and Raymond James and Jones Day that a transaction with a low degree of closing certainty would potentially be more advantageous to the Company’s stockholders than any alternative scenario, particularly in light of the view of Company management, after input from Raymond James, that the Company’s stockholders would not receive any consideration in any of the then-available alternative scenarios. The Company Board also discussed methods to preserve the Company’s liquidity and extend the Company’s “runway” of continued operations for as long as possible, including discussing the view of Company management that no internal restructuring or cost-cutting actions would impact the Company’s impending illiquidity as a result of the time such measures would require in order to take effect and have an impact on the Company’s operating expenses. The representatives of Raymond James also presented to the Company Board a comprehensive overview of the Company’s alternatives in the current scenario. Also at the meeting, representatives of Jones Day, Raymond James and A&M discussed with the Company Board in detail various scenarios relating to a chapter 11 filing, including discussing the potential marketing process for a stalking horse acquiror in chapter 11. The Company Board also discussed with its advisors and Company management various characteristics of the Company’s business that would render a bankruptcy filing more detrimental to the Company’s ability to retain value than remaining as a going concern. The Company Board also discussed its fiduciary duties under applicable law at length with the representatives of Jones Day. At the conclusion of the meeting, the Company Board determined that it would be appropriate to continue negotiations with AGC only if AGC were to make a proposal that provided a greater certainty of closing than previously proposed, to continue to attempt to elicit a definitive and credible proposal from Party A, and to prioritize the pursuit of refinancing alternatives.

Later on September 14, 2018, Company management and representatives of Raymond James met telephonically with Party A to discuss Party A’s financial due diligence and its progress toward making a more definitive proposal.

Also on September 14, 2018, Mr. Trammell met telephonically with Party G to provide an update on the status of the Company’s efforts to secure a refinancing.

On September 17, 2018, Party G submitted to the Company a term sheet for a potential preferred equity investment, subject to a successful refinancing transaction.

Also on September 17, 2018, a representative of Alston & Bird called a representative of Jones Day to indicate that AGC continued to be interested in pursuing the transaction, and indicating that the Company should prepare an updated issues list with counterproposals that would be acceptable to the Company.

Later on September 17, 2018, AGC responded to the Company’s affirmation of terms request and indicated that AGC was continuing to pursue the transaction in good faith on terms not less favorable than those set forth in AGC’s proposal of July 6, 2018.

On September 18, 2018, Jones Day delivered to Alston & Bird an issues list setting forth the Company’s positions relating to valuation and closing certainty. In the issues list, the Company proposed that the offer price would be determined by calculating a 25% premium to the ten-day volume-weighted average closing price for the Shares prior to execution of the Merger Agreement, and in any event not less than $1.25 per Share. The Company shares were trading at $0.98 per Share as of market close on September 17, 2018. The Company also proposed a $10 million reverse termination fee in the event of a failure of AGC to obtain debt financing (including because of any deficiency in the borrowing base or cash balance), a $15 million reverse termination fee in the event that AGC failed to close the transaction when debt financing was available (or failed to use sufficient efforts to obtain debt financing), and additional monetary damages of up to $10 million in certain circumstances (implying a total cap of $25 million in some circumstances). The Company also proposed that AGC be required to deposit $15 million into escrow upon execution of the Merger Agreement to secure AGC’s obligation to pay any reverse termination fees or related damages that may become payable under the Merger Agreement.

Also on September 18, 2018, Party B submitted a term sheet for a potential refinancing transaction. The term sheet was based on an assumption by Party B that the Lenders would accept, in full satisfaction of the Company’s indebtedness under the Amended Credit Agreement, a payoff amount that is substantially less than the Lenders will receive if the Offer and the Merger are consummated. The proposal was communicated to the Lenders, and the Lenders did not indicate (and, as of the date of this Schedule 14D-9, have not indicated) to the Company that they would be willing to consent to receive less in satisfaction of the Company’s debt than they will receive if the Offer and the Merger are consummated.

On September 19, 2018, representatives of Raymond James discussed with Party B the Company’s initial comments to the refinancing term sheet provided by Party B. Between September 19, 2018 and the execution of the Merger Agreement, Party B continued to conduct a due diligence review of the Company and its assets, and Party B and the Company and their respective legal and financial advisors continued to negotiate a potential refinancing of the Company by Party B.

On September 20, 2018, Alston & Bird provided an issues list indicating that the approach proposed by Jones Day on September 18 was largely acceptable, other than the requirement that AGC deposit $15 million into escrow upon signing of the Merger Agreement to secure AGC’s obligation to pay any reverse termination fee and related damages that may become payable under the Merger Agreement. In addition, although the Company’s advisors had continued to request that ETL’s controlling affiliate be the equity-providing counterparty to the transaction due to the concerns of the Company and its advisors regarding ETL’s access to immediately available cash, AGC indicated that only ETL would be a party to the Contemplated Transactions.

Also on September 20, 2018, Company management and representatives of Raymond James met telephonically with Party A and its potential debt financing sources to discuss Party A’s progress for arranging financing for a potential transaction.

Also on September 20, 2018, representatives of Raymond James and of Jones Day met telephonically with Party G to discuss the proposed term sheet for the potential preferred equity investment.

On September 21, 2018, Alston & Bird and Jones Day met telephonically to discuss the Company’s September 20, 2018 proposal. During the call, the representatives of Jones Day proposed that, because of unwillingness to provide an escrow or similar credit assurance with respect to any reverse termination fee and related damages that may become payable, and because of the perceived uncertainty associated with the ability of ETL to fund the required equity, the Merger Agreement should provide for a broad “go-shop” construct, pursuant to which the Company would have the ability to actively explore and solicit any and all competing strategic alternatives, including other business combinations and refinancing transactions, and not just the ability to respond to unsolicited proposals from the signing of the Merger Agreement through the completion of the tender offer.

On September 22, 2018, AGC presented a revised proposal, and accompanying “sources and uses,” for the acquisition of the Company for $1.25 per Share, assuming, among other things, that the Lenders would be willing to accept an estimated $95.0 million, plus accrued and unpaid interest, to fully discharge the existing indebtedness under the Amended Credit Agreement. This represented a payoff amount to the Lenders that is more than the Lenders will receive if the Offer and the Merger are consummated. In addition, the revised proposal proposed that AGC’s Indian Parent Company serve as the acquiring entity in the transaction, and that its obligations be guaranteed by ETL.

Later on September 22, 2018, Jones Day provided Alston & Bird with a counterproposal from the Company, which included, among other things, a broad go-shop concept pursuant to which the Company would have the ability to actively explore and solicit any and all other strategic alternatives, including other business combinations and refinancing transactions, during the period between signing of a definitive agreement and the closing of the transaction. The Company also proposed a termination fee of $1.5 million payable to AGC by the Company in the event that the agreement were to be terminated in order for the Company to accept any alternative transaction that the Company Board determines is on terms and conditions more favorable to the creditors and stockholders of the Company than the terms and conditions of the Contemplated Transactions. The Company further proposed that the Company’s interim operating covenants, in customary form previously agreed, would be substantially reduced to permit the Company to operate its business generally in its discretion after execution of the Merger Agreement.

On September 24, 2018, Alston & Bird notified Jones Day that the Company’s counterproposal was acceptable in concept to AGC, subject to certain modifications, including to limit the Company’s ability to terminate the Merger Agreement prior to the Original Expiration Time to accept a refinancing or similar transaction and require that the termination fee payable to AGC by the Company in the event that the Merger Agreement were to be terminated in order for the Company to accept an alternative sale of the Company would be $2.5 million.

On September 25, 2018, representatives of Alston & Bird delivered updated financial statements of ETL for the fiscal year ending March 31, 2018 to representatives of Jones Day and representatives of Raymond James. These financial statements did not alleviate the concerns of the Company and its advisors regarding ETL’s liquidity.

On September 26, 2018, Company management and representatives of Raymond James met telephonically with Party A to discuss legal due diligence.

On September 27, 2018, the Company Board held a special telephonic meeting. Present at the meeting were Company management, representatives of Raymond James, representatives of A&M and representatives of Jones Day. At the meeting, Raymond James and Jones Day discussed with the Company Board various recent developments in the transaction processes, and the representatives of Jones Day discussed with the Company Board the current status of legal negotiations between the Company and AGC, including providing a summary of the primary deal terms of the transaction with a focus on the terms effecting deal certainty and the Company Board’s discharge of its fiduciary duties.

Later on September 27, 2018, Jones Day provided Alston & Bird with an updated draft of the Merger Agreement reflecting the discussions between the parties to date, and generally accepting Alston & Bird’s proposed modifications of September 23, 2018.

Later on September 27, 2018, representatives of Raymond James informed representatives of SunTrust that the Lenders had indicated they would be willing to discuss receiving a discounted amount to par to fully discharge the existing indebtedness under the Amended Credit Agreement.

Later on September 27, 2018, Alston & Bird responded to Jones Day with an updated issues list, accepting the Company’s position on a number of outstanding issues. The updated issues list also contained a revised economic proposal from AGC, providing that either (i) the Lenders must accept an estimated $95 million, plus accrued and unpaid interest, to fully discharge the existing indebtedness under the Amended Credit Agreement, which $95 million would include a $6 million subordinated note issued by the Company in favor of the Lenders and maturing in March 2019, or (ii) the Lenders must accept an estimated $92 million, plus accrued and unpaid interest, to fully discharge the existing indebtedness under the Amended Credit Agreement.

Later on September 27, 2018, representatives of Raymond James and of Jones Day met telephonically with representatives of SunTrust and of Alston & Bird to discuss AGC’s revised proposal. During the discussion, AGC’s advisors indicated that AGC only had authority from its equityholders to agree to the latter of its own proposals, whereby the Lenders would accept an estimated $92 million, plus accrued and unpaid interest, to fully discharge the existing indebtedness under the Amended Credit Agreement.

Also on September 27, 2018, Company management and representatives of Raymond James met telephonically with Party A to discuss certain due diligence matters.

On September 28, 2018, representatives of Raymond James met telephonically with Party G to provide an update on the Company’s efforts to secure a refinancing transaction that would serve as predicate to a preferred equity investment by Party G.

On September 29, 2018, Alston & Bird and Jones Day held a telephonic meeting to discuss a number of open issues in the Merger Agreement. Alston & Bird informed Jones Day that the use of AGC’s Indian parent company as the acquisition entity would result in a number of adverse tax and regulatory considerations and AGC proposed to effect the acquisition through Top Parent.

On October 1, 2018, Alston & Bird provided Jones Day with a revised draft of the Merger Agreement.

On October 2, 2018, Party G communicated to Raymond James that Party G was terminating its consideration of a preferred equity investment in the Company.

Between October 2, 2018, and October 8, 2018, AGC, the Company and their respective legal and financial advisors met telephonically several times to discuss the sources and uses of the proposed transaction and to prepare for and refine AGC’s request of the Lenders to accept an amount that is less than par to fully discharge the existing indebtedness under the Amended Credit Agreement, and the parties exchanged related documentation.

Starting on October 3, 2018, and continuing for several days, representatives of Raymond James, at the direction of the Company, contacted a limited subset of approximately 15 potential counterparties to discuss their interest in a transaction with the Company. Those counterparties were identified by Raymond James, with input from Company management, and included certain parties that had previously indicated interest in acquiring the Company, including Party D, Party I, Party F, a private equity sponsor referred to as Party M, and Party E. Such counterparties raised a potential sale of the Company in chapter 11 in fewer than five instances. In the course of its solicitations and ensuing discussions over the course of several weeks, no material progress was made toward a potential transaction with any of the aforementioned parties.

On October 4, 2018, the Company Board held a special telephonic meeting. Present at the meeting were Company management, representatives of Raymond James, representatives of A&M and representatives of Jones

Day. At the meeting, the Company Board discussed in depth the Company’s liquidity situation, including the fact that, in certain scenarios, the Company could fall below its targeted minimum liquidity levels in November 2018. At the meeting, the Company Board authorized Company management and the Company’s advisors to begin limited preliminary preparations for a chapter 11 filing.

On October 10, 2018, Jones Day provided Alston & Bird with a draft form of the Consent Agreement that would set forth an amount that would be deemed sufficient to discharge the existing indebtedness under the Amended Credit Agreement, although no specific amount was proposed.

Also on October 10, 2018, Company management and representatives of Raymond James met telephonically with Party A to discuss Party A’s intent to submit a revised proposal to acquire the Company’s existing debt at a substantial discount and subsequently acquire the business.

On October 12, 2018, the Company Board held a special telephonic meeting. Present at the meeting were Company management, representatives of Raymond James, representatives of A&M and representatives of Jones Day. At the meeting, the Company Board discussed with Company management and Raymond James and Jones Day the most recent developments in the transaction process, including in relation to AGC, Party A, Party L and Party B, and received an update from the representatives of Raymond James on Raymond James’s communications with prospective buyers originally contacted on October 3, 2018 (some of which independently expressed their potential interest in a transaction with the Company that may include a bankruptcy filing). The Company Board also discussed the Company’s current proposal to the Lenders regarding the consent required from the Lenders to enter into a potential AGC transaction.

Also on October 12, 2018, Company management held a telephonic meeting with management of AGC. During the call, AGC informed the Company that AGC would require the Lenders to accept $90 million, plus accrued and unpaid interest, to fully discharge the existing indebtedness under the Amended Credit Agreement. AGC indicated that this was because of continued uncertainty relating to the acquisition financing structure.

Also on October 12, 2018, the Company received an updated proposal from Party A to acquire the Company’s existing debt and subsequently restructure the debt. The proposal was premised on the Lenders’ affirmative consent to a recovery at substantially less than par.

Between October 12, 2018 and October 17, 2018, Alston & Bird and Jones Day worked to finalize the Merger Agreement and related agreements, including the Consent Agreement (the form of which was also negotiated with the Lenders’ counsel).

On October 14, 2018, representatives of Raymond James sent Party A an issues list posing financial and structural questions to Party A in an attempt to clarify certain terms of Party A’s October 12, 2018 proposal.

On October 15, 2018, SunTrust sent Raymond James an updated summary of AGC’s proposed sources and uses, outlining a proposed transaction whereby the Company’s stockholders would receive $1.25 per Share and the Lenders would accept $90 million, plus accrued and unpaid interest, to fully discharge the existing indebtedness under Amended Credit Agreement. Subsequently AGC’s and the Company’s respective legal and financial advisors held a telephone call to discuss the updated proposal.

Also on October 15, 2018, the Company Board held a special telephonic meeting. Present at the meeting were Company management, representatives of Raymond James, representatives of A&M and representatives of Jones Day. In the meeting, Company management and Raymond James and Jones Day updated the Company Board on all aspects of the recent discussions with all potential counterparties, including the progress of discussions between the Company, AGC and the Lenders, including the revised proposal received from AGC and the potential for an in person meeting in Atlanta, Georgia in the coming days. Also at the meeting, representatives of Raymond James presented to the Company Board regarding the current status of the term sheets with Party L and Party B and matters relating to such parties’ due diligence reviews. Among other things, the Company Board discussed with Company management and the Company’s legal and financial advisors the Company’s potential liquidity profile after the consummation of either potential refinancing transaction, including the possibility that the Company would not have sufficient cash flows after the refinancing to execute a turnaround strategy. The Company Board also considered that any new lender to the Company would be unlikely to accept a discount to the face amount of the Company’s refinanced debt in the near-term, and, as a result, a refinancing transaction could preclude a sale of the Company in the near-term that returned cash to the Company’s stockholders.

On October 16, 2018, Company management and representatives of Raymond James met telephonically with representatives of SunTrust to discuss the structure of the Contemplated Transaction, the assumptions contained in the proposed sources and uses and the proposed debt financing.

On October 17, 2018, representatives of Jones Day and representatives of Alston & Bird held a meeting in Atlanta, Georgia, to continue the negotiation and finalization of the transaction documents, including the Merger Agreement.

On October 18, 2018, Company management, representatives of Jones Day, representatives of Raymond James, representatives of A&M, AGC management, representatives of Alston & Bird, representatives of SunTrust, representatives of the Agent, the financial advisor to the Lenders and legal counsel to the Lenders held a meeting in Atlanta, Georgia. At the meeting, AGC presented a sources and uses providing a price to the Company’s stockholders of $1.25 per Share, assuming that the Lenders would be willing to accept $93.5 million, plus accrued and unpaid interest, to fully discharge the existing indebtedness under the Company’s Amended Credit Agreement. AGC and its legal and financial advisors negotiated with the Agent and with the Lenders’ legal and financial advisors, excluding in part the Company and its financial and legal advisors, and reached agreement in principle, subject to certain approvals, after direct negotiations. These negotiations concluded with AGC agreeing to seek approval for a construct providing for a per Share price to the Company shareholders of $1.08 per Share and the Agent agreeing to seek the Lenders’ approval to accept an estimated $97.5 million, plus accrued and unpaid interest, to fully discharge the existing indebtedness under the Company’s Amended Credit Agreement.

On October 19, 2018, the Company Board held a special telephonic meeting. Present at the meeting were Company management, representatives of Raymond James, representatives of A&M and representatives of Jones Day. At the meeting, representatives of Raymond James presented to the Company Board on the economic proposal discussed between AGC and the Agent on behalf of the Lenders in Atlanta, Georgia, and representatives of Jones Day discussed with the Company Board the substantial conclusion of legal negotiations between the Company and AGC, briefing the Company Board on the material aspects of the Merger Agreement and other transaction documents, including the status of the Consent Agreement with the Lenders.

Between October 19, 2018 and October 23, 2018, AGC held a number of internal discussions, including with its board of directors and ETL and its controlling affiliate regarding the proposed transaction. These discussions focused on the likely need to contribute additional capital to the Company after closing of the Contemplated Transaction while implementing AGC’s turnaround plan for the business. As a result, AGC determined that it was unwilling to proceed on the basis previously discussed.

Also on October 19, 2018, a representative of Alston & Bird called a representative of counsel to the Lenders and indicated that the Agent should not convene the Lenders to approve the agreement reached on October 18, 2019 between AGC and the Agent, on behalf of the Lenders, until AGC had confirmed with the boards of ETL and Essar that the agreement was acceptable.

On October 22, 2018, representatives of Raymond James met telephonically with Party A to discuss Party A’s continued interest in a potential transaction. Raymond James informed Party A that the Company was looking for further evidence of its commitment to consummating a transaction and that Party A could demonstrate such commitment by providing comments to the Credit Agreement, a formal debt commitment letter and additional proof evidence of secured financing.

On October 22, 2018, the Company Board held a special telephonic meeting. Present at the meeting were Company management, representatives of Raymond James, representatives of A&M and representatives of Jones Day. In the meeting, at the Company Board’s request, Company management and Raymond James and Jones Day updated the Company Board on all aspects of the recent discussions with AGC, with Party A and with alternative financing parties.

Also on October 22, 2018, representatives of Raymond James and of Jones Day met telephonically with representatives of SunTrust and of Alston & Bird to discuss timing for announcing the Contemplated Transaction and key items needed to be completed prior to a transaction taking place.

On October 23, 2018, AGC presented a revised proposal to the Lenders providing for an estimated $94.5 million payment to fully discharge the existing indebtedness under the Amended Credit Agreement, which included a deferred payment of $20 million of the $94.5 million to be paid within six months after the closing of the Contemplated Transaction, while continuing to offer a price to the Company’s stockholders of $1.08 per Share. Counsel for the Lenders subsequently informed AGC and its counsel that this proposal was not a satisfactory basis for further negotiations.

On October 25, 2018, SunTrust presented Raymond James with an updated sources and uses providing for a price to the Company’s shareholders of $1.08 per Share, assuming that the Lenders would be willing to accept an estimated $86.5 million, plus accrued and unpaid interest, to fully discharge the existing indebtedness under the Amended Credit Agreement. Raymond James, after presenting the proposal to the Lenders for their consideration, subsequently informed SunTrust that this proposal would not be acceptable to the Lenders, and encouraged AGC to improve its proposal before the Company or the Lenders would engage in continued discussions with AGC.

Also on October 25, 2018, representatives of Raymond James met telephonically with the Lenders’ financial advisor to discuss Party A’s interest in a potential transaction. Such financial advisor did not indicate to Raymond James that the Lenders would be willing to consent to the financial terms of Party A’s existing proposal.

On October 26, 2018, representatives of Raymond James met telephonically with Party A to discuss interest in a potential transaction. Party A continued to express an interest in presenting its proposed transaction structure to the Lenders.

On October 30, 2018, SunTrust presented Raymond James with an updated sources and uses outlining a proposed transaction that contemplated a per Share price to the shareholders of $1.08 per Share, assuming that the Lenders would be willing to accept an estimated $90 million, plus accrued and unpaid interest, to fully discharge the existing indebtedness under the Amended Credit Agreement.

On November 1, 2018, Raymond James requested that AGC present its best and final proposal for the acquisition of the Company. SunTrust subsequently informed Raymond James that AGC’s proposal of October 30, 2018 represented its best and final proposal.

On November 5, 2018, the Company Board held a special telephonic meeting. Present at the meeting were Company management, representatives of Raymond James, representatives of A&M and representatives of Jones Day. At the meeting, the representatives of Raymond James and of Jones Day updated the Company Board on the current status of negotiations between the Company, AGC and the Lenders. During the meeting, the representatives of Jones Day again discussed with the Company Board in detail the key aspects of the Merger

Agreement. As part of that discussion, the representatives of Jones Day discussed with the Company Board the termination fees that could become payable by the Company in some cases and representatives of Raymond James advised the Company Board that such termination fees were not so large as to preclude a potential alternative transaction participant, whether an alternative acquiror or an alternative financing source, from pursuing an alternative transaction with the Company during the pendency of the Merger Agreement. Also at the meeting, representatives of Raymond James presented to the Company Board the draft of the financial analyses that would be contained in a fairness opinion to be rendered by Raymond James, including a detailed discussion of the nature and results of the financial analyses considered by Raymond James and the bases of Raymond James’s determinations as to which analyses were appropriate for use. The representatives of Raymond James further indicated that, while Raymond James was not delivering its opinion at that time, it was apparent based on the results of Raymond James’s financial analyses, and the structure of the Contemplated Transaction with respect to the Consent Agreement, that any consideration to be received by the Company’s stockholders greater than $0.00 would provide greater consideration to the Company’s stockholders than anticipated under Raymond James’ financial analyses. At the conclusion of the meeting, the Company Board directed Company management, Raymond James and Jones Day to continue to finalize the negotiation of the proposed transaction with AGC.

On November 8, 2018, Raymond James informed SunTrust that the Lenders would be willing to accept an estimated $92 million, plus accrued and unpaid interest, to fully discharge the existing indebtedness under the Company’s Amended Credit Agreement while continuing to offer the Company’s shareholders $1.08 per Share.

On November 9, 2018, Company management and representatives of Raymond James and Jones Day met telephonically with the Company Board to discuss the status of the Contemplated Transaction and the timeline to potentially signing a Merger Agreement, including the status of negotiations with the Lenders’ legal advisors with respect to the Consent Agreement.

On November 10, 2018, the Company Board held a special telephonic meeting. Present at the meeting were Company management, representatives of Raymond James, representatives of A&M and representatives of Jones Day. At the meeting, the representatives of Raymond James and of Jones Day updated the Company Board on the current status of negotiations between the Company, AGC and the Lenders, focusing on various legal and contractual timing considerations related to the expected closing date of the Contemplated Transactions.

On November 11, 2018, the Company Board held a special telephonic meeting. Present at the meeting were Company management, representatives of Raymond James, representatives of A&M and representatives of Jones Day. At the meeting, the representatives of Raymond James and of Jones Day updated the Company Board on the current status of negotiations between the Company, AGC and the Lenders, discussing in detail with the Company Board the final status of all previously unresolved matters. Also at the meeting, representatives of Raymond James presented, reviewed and discussed the updates to Raymond James’s financial analyses since November 5, 2018, and delivered Raymond James’s oral opinion, subsequently confirmed in writing in a letter from Raymond James dated November 11, 2018, to the effect that the Offer Price and Per Share Merger Consideration to be received by the holders of Shares was fair, from a financial point of view. The full text of the written opinion of Raymond James, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Raymond James in rendering its opinion, is attached as Exhibit (a)(5)(A). Following an extensive and thorough review of the factors discussed and considered by the Company Board, including those discussed below in Item 4 under “Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation,” the Company Board unanimously determined that the Merger Agreement, the Offer, the Merger and the other Contemplated Transactions were fair to and in the best interests of the Company and its stockholders, approved and declared advisable the execution, delivery and performance of the Merger Agreement and the consummation of the Contemplated Transactions, and resolved to unanimously recommend acceptance of the Offer by the stockholders of the Company upon the terms and subject to the conditions set forth in the Merger Agreement.

Following the approval by the Company Board, the Company and the applicable counterparties thereto executed the Merger Agreement, the Limited Guarantee and the Consent Agreement.

Reasons for the Recommendation.

In evaluating the Offer, the Merger, the Merger Agreement, the Consent Agreement, the Limited Guarantee and the other Contemplated Transactions, and in unanimously recommending that the Company’s stockholders accept the Offer and tender their Shares in response to the Offer, the Company Board consulted with Company management, as well as the Company’s financial and legal advisors. In reaching its determination and recommendation, the Company Board considered a number of reasons, including, but not limited to, the following material reasons (not in any relative order of importance) that the Company Board believed support its determination:

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Equity Value. The Company Board determined that the Offer Price of $1.08 per Share in cash provides the Company’s stockholders with value for their Shares, and believed that the receipt of the Offer Price of $1.08 per Share in cash, or the receipt of the Per Share Merger Consideration, was substantially more favorable to the Company’s stockholders than the likely value that would result from any other potential outcome. This determination was based on, among other things, the Company Board’s assessment of:

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The fact that the Company had experienced a significant decline in its operating and financial performance in recent years, including that the Company experienced a precipitous decline in revenue, profitability and operating cash flows, and the Company was unable to predict with relative certainty when the Company’s revenues and profitability would increase, or if or when the Company would be able to sufficiently reduce its cost structure, in each case, to become profitable and to generate reliably significant cash flows, or if it would be able to do so at all.

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The fact that the Company would be unlikely to have sufficient cash to repay its indebtedness and all accrued and unpaid interest thereon under the LIFO Facility to the Lenders under its Amended Credit Agreement when such indebtedness was to otherwise mature on December 15, 2018 and that, even if the obligations under the LIFO Facility could be repaid, the Company would be unlikely to have sufficient liquidity to fund its ongoing operations thereafter.

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The fact that, separately from the Company’s inability to repay its indebtedness, Company management, together with the Company’s cash flow management advisor, believed it was unlikely that the Company would generate cash flow sufficient to continue to fund the ongoing operation of the Company past December 31, 2018.

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The fact that, taking into account various hypothetical recovery scenarios prepared by the Company’s cash flow management advisor and presented to the Company Board by Raymond James, if the Company were to file for bankruptcy protection, it would be highly unlikely that the Company’s stockholders would receive any value for their Shares.

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The current and historical trading prices of the Shares, including the market performance of the Shares relative to other participants in the Company’s industry, general market indices and the historical volatility of the Shares, as compared to the Offer Price, including the fact that the Offer Price of $1.08 per Share represents certain value to the Company’s shareholders at a premium of approximately 24% over the $0.87 per Share closing price of the Shares as reported on NASDAQ on November 9, 2018, the last trading day before the Company Board’s approval of the Company’s entry into the Merger Agreement, and 15% to the $0.93 volume weighted average price of the Shares for the 30-consecutive trading day period and 20% to the 0.90 volume weighted average price of the Shares for the 10-consecutive trading day period, each period ended November 9, 2018.

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The fact that the Offer Price consists solely of cash, providing the Company’s stockholders with certainty of value and liquidity upon the completion of the Offer and the Merger, at a meaningful premium to the trading price of the Shares immediately prior to the public announcement of the Company’s entry into the Merger Agreement, particularly when viewed in light of the risks and uncertainties relating to the Company’s prospects and the Company’s ability to address its lack of liquidity or the Company’s ability to execute on any strategic plan after a recapitalization or refinancing transaction, and the market, economic and other risks and uncertainties inherent in owning an equity interest in a public company (many of which are beyond the Company’s control).

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The fact that the amount accepted by the Lenders in full and final satisfaction of the indebtedness outstanding under the Amended Credit Agreement pursuant to the Contemplated Transactions would, in any bankruptcy proceeding or transaction other than the Offer, likely have prevented any recovery by the Company’s stockholders, which the Company Board believed, based in part on the input of Raymond James, strongly indicated that there was no inherent value to the Shares.

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The unlikelihood that the Company’s stock price, as adjusted for the time value of money, would reach $1.08 per Share, in the near- or medium-term, in light of the Company’s continuing negative operating and financial performance trends, its existing and worsening liquidity position, the impending maturity date of the LIFO Facility, and the resulting continued decline in the trading price of the Shares, as well as the likelihood that such decline would continue after the announcement of the Company’s second-quarter financial results for the quarter ended September 29, 2018.

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The Offer Price of $1.08 per Share in cash in relation to the various financial analyses prepared by Raymond James with respect to the value of the Company as an independent entity, taking into account the Company’s financial projections, as well as the operational risks and challenges associated with the attainment of such projections. In particular, the Company Board noted that the implied share price of the Shares on all metrics used by Raymond James in forming the basis for its fairness opinion was $0.00 per Share. For more information, see Item 4 under the heading “—Opinion of Raymond James & Associates, Inc.”.

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The Company Board’s determination, following consultation with Raymond James and an exhaustive out-of-court strategic and financial alternative marketing process, that in view of the absence of any other viable and available value-maximizing transaction, equity and/or debt refinancing option or long-term value creation alternatives that would compare favorably to the Offer Price of $1.08 per Share, the Contemplated Transactions represent the best strategic and financial return on investment currently available to the Company’s stockholders.

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The Company Board’s determination that, following extensive negotiations, the Offer Price of $1.08 per Share was the highest price that Purchaser was willing to pay, and the Company Board’s concern that there was a meaningful risk that Purchaser might determine to further decrease such price or terminate or indefinitely suspend negotiations of a potential transaction with the Company following the announcement of the Company’s deteriorating operating and financial results in the Company’s second-quarter earnings release, for the quarter ended September 29, 2018 (which was scheduled to be issued no earlier than November 12, 2018 and later than November 19, 2018), in which event the Company’s stockholders would lose the opportunity to obtain the premium being offered by Purchaser and would likely lose any opportunity to realize any value for their Shares.

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The uncertainty of the Company’s future prospects, including as a result of risks related to the Company’s operating history, risks related to achieving the revenue growth and profitability reflected in the Company’s financial projections as a standalone company, risks related to the Company’s evolving business model, the unpredictability of the Company’s industry and the various additional risks and uncertainties that are described in the Company’s most recent Annual Report on Form 10-K, as amended, and Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2018, each as filed with the SEC, particularly as it relates to the opinion of BDO USA, LLP (“BDO”), the Company’s independent registered public accounting firm, for the year ended March 31, 2018 expressing uncertainty about the Company’s ability to continue as a going concern and the risks disclosed in the Company’s Current Report on Form 8-K filed with the SEC on July 2, 2018, regarding the limited amount of time that the LIFO Facility would be available to provide needed liquidity to the Company.

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Following discussions with Company management and Raymond James, as applicable, the Company Board’s understanding of the Company’s business, assets, condition (financial and otherwise) and results of operations, the Company’s competitive position, the strategic options available to the Company, the Company’s prospects and the risks involved in achieving such prospects, the Company’s lack of (or limited) access to liquidity, the historical and projected financial performance of the Company, the current economic environment in the industry in which the Company operates, including recent industry trends and changing competitive dynamics, and broader macro-economic, commercial and market conditions affecting the Company’s business and financial results, both on a historical basis and on a prospective basis.

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The fact that, unless and until its obligations under the Amended Credit Agreement are repaid in full, the Company would continue to incur significant costs for professional services and bank fees in order to comply with its obligations and the Lenders’ requests under the Amended Credit Agreement.

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The high costs of remaining a public company relative to the size of the Company’s earnings and asset base; the substantial and increasing costs associated with being a public company, including accounting and legal fees and associated salaries and other related expenses, as well as the significant time and attention from Company management; the impact of such costs on the potential future trading price of the Shares; and the current lack of benefits of being a stand-alone public company, including the focus on short-term quarterly results as well as the impact of public company disclosure requirements concerning the Company’s deteriorating financial condition and unsustainable capital structure on the Company’s relationships with its customers, suppliers and employees.

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Available Alternatives. The Company Board considered that the Offer and the Merger, including the all cash nature of the consideration to be paid in the Offer and the Merger, are likely to deliver greater value to the Company’s stockholders than the potential value that would reasonably be expected to result from other strategic alternatives potentially available to the Company, in light of a number of factors, including:

•

The fact that the Company Board conducted a thorough review of the strategic options available to the Company as presented by Raymond James and had concluded that it was unlikely that the Company would be able to refinance the full amount of its senior secured indebtedness.

•

The fact that Raymond James, as directed by the Company, had conducted an exhaustive out-of-court marketing process for the Company, as well as for the sale of the Federal Business, including by contacting approximately 120 potential counterparties in relation to a sale of the Company and approximately ten potential counterparties in relation to a refinancing of the Company’s debt.

•

The fact that the Company publicly disclosed its evaluation of strategic alternatives, including the potential sale of the Company, in its Form 10-Q filed on February 6, 2018 and its Form 8-K filed on July 2, 2018.

•

The fact that Raymond James and Company management pursued other asset and business sale alternatives in an attempt to fund the Company’s operations and repay its indebtedness, including the sale of real estate and certain non-core assets and the divestiture of certain divisions of the Company, none of which resulted in a viable potential transaction.

•

The fact that a chapter 11 bankruptcy proceeding, based on the nature of the Company’s business and based on the advice of Raymond James and the Company’s cash flow management advisor, would likely not provide any recovery to the Company’s stockholders.

•	The fact that any refinancing transaction with Party B or Party L according to term sheets that such parties had previously submitted or any other potential alternative lender, was uncertain and would require the consent of the Lenders, and, based on term sheets submitted by such alternative lenders, is likely to be on terms substantially less favorable to the Lenders than the amount to which the Lenders consented in connection with the Contemplated Transactions, and the fact that the Lenders are unlikely to consent to a less favorable transaction when the Contemplated Transactions are potentially available to the Company.

•	The fact that, even if the Lenders would support such refinancing options, there was no assurance that any such refinancing could be completed.

•

The fact that the Lenders have been advised of all strategic alternatives pursued by the Company and consented to the Company’s entry into the Merger Agreement and that the Company believes that the Lenders’ consent to the Offer and the Merger provides the only reasonably available path for the Company’s stockholders to receive value for their Shares.

•

The Company Board’s determination that, based on term sheets submitted by certain alternative lenders and the advice of Raymond James regarding such terms sheets, it was likely that (i) the substantial lender fees associated with any refinancing by such lenders, (ii) the interest rates associated with the proposed indebtedness, and (iii) the potential that refinancing counterparties would require an equity component in any refinancing causing substantial dilution to the Company’s existing stockholders, in addition to the other challenges considered by the Company Board in connection with a refinancing, would individually and collectively make a turnaround of the Company more challenging than it would otherwise be, would initially further diminish the value of the Shares, and could make a Company turnaround that provided greater value to the existing stockholders than $1.08 per Share less likely.

•

The Company Board’s consideration of the likelihood that the turnaround of a refinanced business would take a considerably long period of time, would involve substantial risk, and might never be accomplished.

•

The Company Board’s belief that the capitalization structure of the Company following a refinancing transaction could negatively impact the ability of the Company’s stockholders to participate in a potential future transaction offering a control premium or receive any value at all for their Shares.

•

The Company Board’s recognition, in part based on the Company’s discussions with equity capital providers, that the Company’s ability to raise meaningful capital from the issuance of additional equity was likely to be substantially dilutive to the Company’s existing stockholders, likely to be highly expensive with respect to both associated fees and the cost of the equity capital, and likely to be subject to the approval of the Company’s stockholders at a special meeting of the Company’s stockholders, and that the time required in order to obtain such stockholder approval, as well as the likelihood that such approval would be obtained, made any such equity issuance highly uncertain.

•

The fact that, after prolonged discussions and negotiations with various counterparties regarding several strategic alternatives (described above in Item 4 under the heading “—Background of the Merger”), the Parent Entities presented the only strategic transaction immediately available to the Company.

•

The Company Board’s consideration that it would be difficult to timely raise equity capital to support operations in the future because of the Company’s failure to meet the Form S-3 shelf registration eligibility requirements and the risk that the Company Common Stock could be de-listed from NASDAQ due to a potential future failure to comply with the exchange’s continued listing requirements.

•	Right to Pursue Other Transactions. The Company Board considered that the Company would have unusual flexibility to pursue an alternative transaction because the Merger Agreement permits the

Company to actively solicit third party alternative transactions until the Parent Entities fund an escrow account in an amount equal to $15,000,000 to secure any reverse termination fee (the “Escrow Funding”) and to actively solicit alternative refinancing transactions that might also include a limited equity component at any time until the Effective Time, and it also provides customary “fiduciary out” rights pursuant to which the Company is permitted to facilitate and negotiate third-party acquisition proposals that would reasonably be expected to lead to a transaction on terms and conditions more favorable in the aggregate to the creditors and stockholders of the Company than the Offer and the Merger (each such proposal, a “Superior Proposal”) and the Company Board is permitted, under certain circumstances, to change its recommendation that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer. In furtherance of the foregoing, the Merger Agreement specifically permits the Company to, under certain circumstances, (a) solicit other parties and terminate the Merger Agreement to enter into an alternative transaction or (b) terminate the Merger Agreement at any time in order to consummate a refinancing transaction, in the event that the Company Board determines, in the discharge of its fiduciary duties, that any such transaction was more favorable to the Company stockholders and creditors than the Contemplated Transactions.

•

Likelihood of Completion. The Company Board considered its belief that, absent an alternative proposal, the Contemplated Transactions represent a transaction that would be reasonably likely to be consummated based upon, among other factors:

•	The Company Board’s perception that the Parent Entities are willing to devote the resources necessary to complete the Merger in an expeditious manner.

•

The fact that the Parent Entities’ obligations to consummate the Offer and the Merger, or to pay a reverse termination fee (including additional damages) in certain circumstances in connection with their failure to do so, was guaranteed by ETL, which the Company understood, after review of financial statements of ETL, to hold assets valued in excess of the Parent Entities’ potential liabilities under the Merger Agreement.

•

The fact that the conditions to the closing of the Offer and the Merger are specific and limited in scope and, in the case of the condition related to the accuracy of the Company’s representations and warranties, are generally subject to a “material adverse effect” qualification.

•

The Company’s ability, under certain circumstances, to seek specific performance of the Parent Entities’ rights to cause ETL to fund its equity commitment in accordance with the Equity Commitment Letter.

•

The Company Board’s belief that the Termination Date of February 8, 2019 under the Merger Agreement (after which either the Company or the Parent Entities may terminate the Merger Agreement if the Merger has not been consummated on or prior to such date) allows for sufficient time to complete the Merger.

•

Other Terms of the Merger Agreement. The Company Board considered other terms and conditions of the Merger Agreement and related transaction documents that the Company Board, after consulting with its legal advisors, considered to be generally reasonable, customary and consistent with transactions substantially similar to the Merger.

•

Receipt of Fairness Opinion from Raymond James. The Company Board considered that in connection with the Offer and the Merger, Raymond James rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 11, 2018, to the effect that the Offer Price and the Per Share Merger Consideration to be received by the Company’s stockholders in the Offer and the Merger was fair, from a financial point of view, to such stockholders, as more fully described below in Item 4 under the heading “—Opinion of Raymond James & Associates, Inc.”

•	Appraisal Rights. The Company Board considered that statutory appraisal rights under Delaware law in connection with the Merger will be available to the Company’s stockholders who do not tender their

Shares in the Offer and properly demand appraisal of their Shares and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in Item 8 under the heading “—Appraisal Rights.”

In reaching its determination and recommendation, the Company Board also considered a variety of uncertainties, risks and potentially negative factors concerning the Merger Agreement and the Contemplated Transactions, including the factors discussed below (which are not intended to be exhaustive and are not listed in any intended relative order of importance):

•	Risk of Non-Consummation. The Company Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting termination of the Merger Agreement on:

•	the market price of the Shares;

•

the immediate term viability of the Company to continue to operate, in light of the Company’s pending illiquidity and obligations to repay its indebtedness, including the indebtedness under the Company’s LIFO Facility that was to mature on December 15, 2018, but was extended to January 17, 2019 subsequent to the date of the Merger Agreement;

•	the Company’s commercial relationships with customers and vendors;

•	the Company’s ability to participate in RFPs or to win future business;

•	the Company’s ability to obtain bonding for certain contracts;

•

the Company’s operating results, particularly in light of the incurred and continuing costs incurred in connection with the Contemplated Transactions, including the potential requirement to make a termination fee and/or expense reimbursement payment to AGC, as well as the incurred and continuing costs incurred in connection with the refinancing transactions with alternative lending sources; and

•	the Company’s ability to attract and retain key personnel.

•

Restrictions on Soliciting Alternative Transactions. The Merger Agreement permits the Company to actively solicit third party alternative transactions until the time of the Escrow Funding and to actively solicit alternative refinancing transactions that might also include a limited equity component at any time until the Effective Time, and it also provides customary “fiduciary out” rights pursuant to which the Company is permitted to facilitate and negotiate Superior Proposals. The Company Board considered how the Company’s execution and announcement of the Merger Agreement would impact the Company’s ongoing discussions with alternative lending sources, in particular in light of the fact that those discussions were not substantially progressed, and whether and how the applicable termination fees would impact the Company’s discussions with such alternative lending sources.

•

Future Growth. The Company Board considered the fact that if the Merger is consummated, the Company will no longer exist as an independent company and the Company’s stockholders will no longer have the ability to participate in potential future growth and profits of the Company or benefit from any increases in the value of the Shares.

•

Transaction Costs. The Company Board considered that significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Contemplated Transactions, as well as in connection with any other alternative transaction or refinancing transaction that the Company may consider during the pendency of the Offer and the Merger.

•

Possible Disruption of Business. The Company Board considered the possible disruption to the Company’s business that may result from the announcement of the Contemplated Transactions and the resulting distraction of the attention of Company management and employees, including possible effects on the Company’s ability to attract and retain key personnel while the Offer and Merger are pending. The Company Board also considered the fact that the Merger Agreement contains certain limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the Effective Time, though it does permit the Company to maintain broad discretion in order to preserve liquidity and to operate in accordance with the terms of its Amended Credit Agreement, as well as in compliance with the budget approved by the Agent.

•	Litigation Risk. The Company Board considered the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

•	Termination Fees.

•

The Company Board considered the risk that the termination fee of $2,500,000, which may become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a proposal to acquire a majority of the stock or assets of the Company that the Company Board determined, in the discharge of its fiduciary duties, is a Superior Proposal, subject to certain matching rights of Parent, could deter potential alternative acquisition proposals. On advice of Company management and Raymond James, the Company Board determined that the amount of such termination fee would be unlikely to preclude any third party from making a proposal to the Company that such third party would have made in the absence of the obligation to pay any such applicable termination fee.

•

The Company Board considered the risk that the termination fee of $1,500,000 (which may become payable under the Merger Agreement under certain circumstances, including in the event that the Merger Agreement is terminated because the Company chooses to enter into an alternative transaction to recapitalize or otherwise invest in the Company after the Original Expiration Time but prior to the earlier of the Acceptance Time and the Escrow Funding that the Company Board determined, in the discharge of its fiduciary duties, is a Superior Proposal, the Company enters into a refinancing transaction that might also include a limited equity component or the Company Board changes its recommendation that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer) could deter potential alternative acquisition proposals. On advice of Company management and Raymond James, the Company Board determined that the amount of such termination fee would be unlikely to preclude any third party from making a proposal to the Company that such third party would have made in the absence of the obligation to pay any such applicable termination fee.

•

The Company Board considered the termination fee of $1,500,000, which could have become payable in the event that the Lenders had not agreed to extend the maturity date of the LIFO Facility from December 15, 2018 to December 31, 2018 and the fact that the Company did not receive a commitment from the Agent and the Lenders to provide such extension.

•	The Company Board considered the termination fee of $1,000,000, which may become payable in the event that the Minimum Condition is not satisfied.

•	Financing Failure.

•

The Company Board considered the risk that the Contemplated Transactions might not be completed due to the failure of the Parent Entities to obtain the Debt Financing, including the fact that the Debt Financing contains conditions relating to the balance sheet of the Company that must be satisfied in order for the Offer and the Merger to be consummated (including that the Company have sufficient assets to meet an excess availability threshold and to otherwise support the various borrowing bases in the amounts necessary to obtain the full amount of the Debt Financing and that the Company have certain minimum amounts of foreign and domestic cash and cash equivalents) and that continued deterioration of the Company’s financial condition may impact the Parent Entities’ ability to meet those conditions at the Acceptance Time or Effective Time, as applicable.

•

The Company Board considered that the proposed Offer and Merger might not be completed due to the failure of Top Parent to obtain the required equity financing for the transaction, including the fact that the equity financing was to be provided by ETL, and that the Company did not have reason to believe that ETL has cash or other liquid assets immediately available to fund the equity commitment without contribution from its affiliates, and that the Company likely has no recourse against such affiliates.

•	Counterparties.

•

The Company Board considered the fact that Parent, BBX Intermediate and Purchaser are newly formed entities with no assets other than the Merger Agreement, the Equity Commitment Letter, the Limited Guarantee and the Debt Commitment Letter, and that under certain circumstances the Company’s monetary remedy in the event of a breach of the Merger Agreement by the Parent Entities may be limited to receipt of the “reverse” termination fee and damages up to a cap of $25,000,000, or that the Company may not be entitled to a “reverse” termination fee at all in the event that the Minimum Condition is not satisfied.

•

The Company Board considered that the “reverse” termination fees that will be available to the Company in certain circumstances if the Debt Financing is not available or if the Parent Entities breach their obligations to consummate the Merger are collectible only against Parent and ETL, neither of which the Company had reason to believe had immediately available cash or other liquid assets to pay such “reverse” termination fee.

•

The Company Board considered other factors related to the Company’s relationship with the counterparties to the Contemplated Transactions, including the difficult and drawn-out negotiations with the Parent Entities, the perceived likelihood that similar difficulties could arise during the period after the execution of the Merger Agreement and before the consummation of the Offer and the Merger, and recent litigation (unrelated to the Company) involving the parent entity of ETL in India and in the United States.

•

Risk that the Minimum Condition Might Not Be Satisfied. The Company Board considered the possibility that the Company’s stockholders will tender an insufficient number of Shares to meet the Minimum Condition, and that, while the Parent Entities’ obligation to extend the Offer if the Minimum Condition is not satisfied as of the Expiration Time (and all other conditions to the Offer are satisfied or waived) does not extend beyond February 8, 2019, the extension of the maturity date of the LIFO Facility expires on January 17, 2018, after which time the Company will require the Lenders to agree to further extend the maturity date of the LIFO Facility.

•

Potential Conflicts of Interest. The Company Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial or other interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in Item 3 under the heading “—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.”

•

Regulatory Filings and Risk of Pending Actions. The Company Board considered the risks associated with the need to make a mandatory declaration to the Committee on Foreign Investment in the United States (“CFIUS”) under the CFIUS pilot program relating to certain foreign investments in certain U.S. businesses that design, manufacture, fabricate or develop critical technologies, and the fact that the obligation of Purchaser to accept for payment and to pay for the Shares tendered pursuant to the Offer is subject to a condition that no Order (as defined in the Merger Agreement) or Law (as defined in the Merger Agreement), entered, enacted, promulgated, enforced or issued by any Governmental Entity (as defined in the Merger Agreement) be in effect preventing the consummation of the Contemplated Transactions, mitigated by the fact that clearance by CFIUS is not a condition to the consummation of the Offer, and that if the Company terminates the Merger Agreement because the condition to the Offer that there is no law or order prohibiting the Contemplated Transactions, is invoked in relation to

CFIUS, then Parent will be required to pay to the Company an expense reimbursement in an amount equal to $1,000,000.

•

Offer and Per Share Merger Consideration Taxable. The Company Board considered the fact that the gains realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the information and factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Contemplated Transactions, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Company Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Company Board based its recommendation on the totality of the information considered.

In considering the recommendation of the Company Board that the holders of Shares accept the Offer and tender their Shares in response to the Offer, you should be aware that the Company’s directors and executive officers may have interests in the Contemplated Transactions that are different from, or in addition to, yours. The Company Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, the Offer and the Merger, and in recommending that the holders of Shares accept the Offer and tender their Shares in response to the Offer. For more information, see Item 3 under the heading “—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.”

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, prior to the Expiration Time (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Company Unaudited Prospective Financial Information.

In connection with the strategic-alternative exploration process described above, Company management prepared financial projections for fiscal years 2019 through 2022, including projected revenue, cost of goods sold, gross profit, operating expenses, operating income, EBITDA (as discussed below), Company Adjusted EBITDA (as discussed below) and capital expenditures (such projections referred to as the “Company Projections”).

The Company Projections are derived from the Company’s fiscal 2019 annual operating plan, prepared by the Company in April 2018 in the ordinary course of its annual strategic planning process. In August 2018, in light of (i) the Company’s actual results of operations in the period since the preparation of the fiscal 2019 annual operating plan (which actual results included revenue and operating income significantly lower than the revenue and operating income budgeted in the fiscal 2019 annual operating plan), (ii) various other persistent and emergent difficulties in the Company’s business, including the unexpected loss of several prospective key long-term customer projects and the inability to implement certain strategic initiatives as a result of the covenants contained in the Amended Credit Agreement, (iii) feedback from potential counterparties to a strategic transaction that the fiscal 2019 annual operating plan no longer appeared to be a realistically achievable financial plan in light of the precipitous decline in the Company’s results of operations over the course of the 2018 calendar year, and (iv) the impending sale of the Federal Business, the Company developed the Company

Projections to take into account the Company’s recent performance, customer and vendor developments, and the prospective financial impact of the sale of the Federal Business, and the effect of those matters on the near-, medium- and long-term results of operations of the Company.

Further, at the direction of Company management, Raymond James used forward-looking unlevered free cash flow projections (referred to as the “Unlevered Free Cash Flow Projections”) in order to assist Company management and the Company Board in their evaluation of the Offer and the Merger, and for use in Raymond James’ financial analyses (as further described below in “Opinion of Raymond James & Associates, Inc.”). This forward-looking unlevered free cash flow information was derived from the Company Projections and is therefore subject to all of the cautionary statements and qualifications that this section contains regarding the Company Projections.

The Company Projections were prepared for internal use and provided to the Company Board for the purposes of considering, analyzing and evaluating the Company’s strategic and financial alternatives, including the Offer and the Merger. The Company Projections were also provided to Raymond James, in its capacity as financial advisor to the Company, in connection with rendering its fairness opinion to the Company Board and in performing the related analyses. The Company Projections were also provided to the Parent Entities and their financial advisor (as well as other interested parties) in connection with their respective consideration and evaluation of the potential transaction with the Company.

The Company does not as a matter of course make public projections as to future performance due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty of underlying assumptions and estimates. Further, the Company Projections were prepared at a time that the Company was undergoing a precipitous decline in its results of operations and a substantially challenging customer and vendor environment. Those conditions continue to persist as of the date of this Schedule 14D-9, and they create additional difficulties in accurately predicting financial performance for future periods.

However, the Company is including in this Schedule 14D-9 a summary of certain limited unaudited prospective financial information for the Company on a stand-alone basis, without giving effect to the Offer or the Merger, to give the Company’s stockholders access to certain nonpublic information provided to the Company Board, to Raymond James and to the Parent Entities for purposes of considering and evaluating the Offer and the Merger. The inclusion of the Company Projections should not be regarded as an indication that the Company Board, the Company, Raymond James, the Parent Entities, their financing sources, advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and they should not be relied on as such.

The Company Projections and the underlying assumptions upon which the Company Projections were based are subjective in many respects, and subject to multiple interpretations and frequent revisions attributable to fluctuations in the business environments of the industries in which the Company operates, and based on actual experience and business developments. The Company Projections reflect numerous assumptions with respect to company performance, industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are difficult to predict, subject to significant economic and competitive uncertainties and beyond the Company’s control. Multiple factors, including those described in Item 9 under the heading “Forward-Looking Statements”, could cause the Company Projections or the underlying assumptions to be inaccurate. As a result, there can be no assurance that the Company Projections will be realized or that actual results will not be significantly higher or lower than projected. Because the Company Projections cover multiple years, such information by its nature becomes less reliable with each successive year. The Company Projections do not take into account any circumstances or events occurring after the date on which they were prepared. Economic and business environments can and do change quickly, which adds an additional significant level of uncertainty as to whether the results portrayed in the Company Projections will be achieved. As a result, the inclusion of the Company Projections in this Schedule 14D-9 does not constitute an admission or representation by the Company or any other person that the information is material. The summary of the Company Projections is not provided to influence the Company’s stockholders’ decisions regarding whether to tender their Shares into the Offer or to take any other action.

Readers of this Schedule 14D-9 should not place undue reliance on the Company Projections. Neither the Company nor any other person has made or makes any representation to any stockholder, or any other party, regarding the information included in the Company Projections. Company management has prepared from time to time in the past, and will continue to prepare in the future, internal financial forecasts that reflect various estimates and assumptions that change from time to time. Accordingly, the Company Projections used in conjunction with the Offer and the Merger may differ from other forward-looking financial information so prepared. Except to the extent required by law, neither the Company nor its directors or officers intend to update or revise the Company Projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, even in the event that some or all of the assumptions are determined to be inaccurate or erroneous. The assumptions underlying the Company Projections may be inaccurate or erroneous as of the date of this Schedule 14D-9.

As referred to below, earnings before interest, taxes, depreciation and amortization (which is referred to in this section as “EBITDA”), is a financial measure commonly used in the Company’s industry, but is not defined under GAAP. EBITDA should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income, this measure may vary among companies, including the Company. The EBITDA data presented below may not be comparable to similarly titled measures of other companies. Company management believes that EBITDA is a meaningful measure to investors and provides additional information about a company’s ability to meet future liquidity requirements for debt service, capital expenditures and working capital. In addition, Company management believes that EBITDA is a useful comparative measure of operating performance and liquidity. For example, debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary significantly between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits, with the result that their effective tax rates and tax expense can vary considerably. Finally, companies differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation or depletion (straight-line, accelerated, units of production) method, which can result in considerable variability in depletion, depreciation and amortization expense between companies. Thus, for comparison purposes, Company management believes that EBITDA can be useful as an objective and comparable measure of operating profitability and the contribution of operations to liquidity because it excludes these elements. Further, the Company Projections contain references to Company Adjusted EBITDA. Company Adjusted EBITDA is a financial measure that is subject to all of the foregoing qualifications. In the case of the Company Projections, Company Adjusted EBITDA refers to EBITDA as adjusted for purchase accounting adjustments, stock-based compensation expense, restructuring costs, non-cash accounts receivable, accounts receivable and inventory write-downs, transaction costs, certain operational implementation expenses and other non-cash charges.

The Company Projections were not prepared with a view toward public disclosure or toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither BDO nor any other accounting firm has examined, compiled or performed any procedures with respect to the Company Projections, and accordingly, BDO does not express an opinion or any other form of assurance with respect thereto. The BDO report incorporated by reference in this Schedule 14D-9 relates to the Company’s historical financial information. It does not extend to the prospective financial information contained herein and should not be read to do so.

The following is a summary of the Company Projections:

	Fiscal Year 2019 Forecast	Fiscal Year 2020 Forecast	Fiscal Year 2021 Forecast	Fiscal Year 2022 Forecast
Revenue	651,187	629,043	634,015	647,869
Cost of Goods Sold	464,136	451,790	455,415	465,590

Gross Profit	187,051	177,253	178,599	182,279

Operating Expenses	223,455	195,785	195,535	197,035

Operating Income	(36,404)	(18,532)	(16,936)	(14,756)

EBITDA	(24,872)	(5,012)	(3,416)	(1,236)
Company Adjusted EBITDA	(891)	(2,526)	(930)	1,250
Capital Expenditures	3,975	3,263	3,301	3,380

The following is a summary of the Unlevered Free Cash Flow Projections:

	Fiscal Year 2019 Forecast	Fiscal Year 2020 Forecast	Fiscal Year 2021 Forecast	Fiscal Year 2022 Forecast
Unlevered Free Cash Flow (1)	(6.5)	(3.0)	(5.7)	(4.8)

(1)

Reflects unlevered free cash flow calculated by Raymond James (based on the Company Projections) as (i) Company Adjusted EBITDA, less (ii) cash taxes, less (iii) increase (decrease) in net working capital, less (iv) capital expenditures, each as provided to Raymond James for its use by Company management.

Opinion of Raymond James & Associates, Inc.

At the November 11, 2018 meeting of the Company Board, representatives of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Company Board, dated November 11, 2018, as to the fairness, as of such date, from a financial point of view, to the holders of Shares of the Offer Price and Per Share Merger Consideration to be received by such holders pursuant to the Offer and the Merger as provided in the Merger Agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated November 11, 2018, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Annex A to this Schedule 14D-9. Raymond James provided its opinion for the information of the members of the Company Board (in each director’s capacity as such) in evaluating the Offer and the Merger and its opinion only addresses whether the Offer Price and Per Share Merger Consideration to be received by the holders of Shares pursuant to the Contemplated Transactions in accordance with the Merger Agreement was fair, from a financial point of view, to such holders as of November 11, 2018. The Raymond James opinion does not constitute a recommendation to the Company Board regarding whether it should vote to approve the Contemplated Transactions, or to any shareholder of the Company regarding how such shareholder should act with respect to the Contemplated Transactions.

In connection with its review of the Offer and the Merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the Merger Agreement dated as of November 10, 2018;

•

reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available by the Company, including, but not limited to, the Company Projections, which were approved for its use by the Company;

•	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

•	reviewed financial, operating and other information regarding the Company and the industry in which it operates;

•	reviewed the financial and operating performance of the Company and those of other selected public companies that Raymond James deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Raymond James deemed to be relevant;

•

reviewed the current and historical market prices and trading volume for the Shares and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors that Raymond James deemed appropriate;

•

reviewed a certificate addressed to Raymond James from a member of Company senior management regarding, among other things, the accuracy of the information, data and other materials (financial and otherwise) provided to, or otherwise discussed with, Raymond James by or on behalf of the Company;

•	discussed with members of Company senior management certain information relating to the aforementioned and any other matters that Raymond James deemed relevant to its inquiry; and

•

reviewed and considered certain information related to the Company’s historical and current assets and liabilities made available to it by the Company, including, but not limited to, estimated values of assets and expected recoveries in a potential liquidation under chapter 7 of the United States Bankruptcy Code, projected secured and unsecured claims on assets of the Company, as well as consideration of projected costs and other potential recoveries relating to a potential liquidation under chapter 7 of the United States Bankruptcy Code.

With the Company’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company and expressed no opinion regarding the actual liquidation value of the Company. With respect to the Company Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with the Company’s consent, assumed that the Company Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Company management, and Raymond James relied upon the Company to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the accuracy or likelihood to be achieved of the Company Projections or the accuracy or reasonableness of the assumptions on which they were based. Raymond James assumed that the final form of the Merger Agreement would be substantially similar to the draft reviewed by Raymond James, and that the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement without being waived. Raymond James relied upon and assumed, without independent verification, that (i) the Offer and the Merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory and other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Offer and the Merger or the Company that would be material to its analyses or opinion.

Raymond James expressed no opinion as to the underlying business decision to effect the Offer and the Merger, the structure or tax consequences of the Offer and the Merger, or the availability or advisability of any alternatives to the Offer and the Merger. Raymond James provided advice to the Company and the Company Board with respect to the Offer and the Merger. Raymond James did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. The Raymond James opinion is limited to the fairness, from a financial point of view, of the Offer Price and Per Share Merger Consideration to be received by the holders of Shares.

Raymond James expressed no opinion with respect to any other reasons, legal, business or otherwise, that may support the decision of the Company Board to approve or consummate the Offer, the Merger or the other Contemplated Transactions. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Raymond James relied, with the consent of the Company Board, on the fact that the Company was assisted by legal, accounting and tax advisors and Raymond James had, with the consent of the Company Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Offer and the Merger.

In formulating its opinion, Raymond James considered only the Offer Price and Per Share Merger Consideration to be received by the holders of Shares as is described above, and Raymond James did not consider and expressed no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of Shares or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the fairness of the Contemplated Transactions to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, other than the fairness, from a financial point of view, of the Offer Price and Per Share Merger Consideration to be paid to the holders of Shares pursuant to the Offer and the Merger, or (ii) the fairness of the Contemplated Transactions to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in such transactions amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the Offer and the Merger on the solvency or viability of the Company or any Parent Entity or the ability of the Company or any Parent Entity to pay their respective obligations when they come due. The Raymond James opinion was approved by an opinion committee of Raymond James.

Material Financial Analyses

The following summarizes the material financial analyses that were considered by Raymond James in rendering its opinion and reviewed by Raymond James with the Company Board at its meeting on November 11, 2018. No selected company or transaction used in the analyses described below is identical to or directly comparable with the Company, the Parent Entities or the Contemplated Transactions.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of six selected publicly-traded companies that it deemed relevant and for which future financial estimates were publicly available, based on certain similarities that in Raymond James’ judgement and experience made them appropriate selections for the purposes of the analyses and the opinion to be rendered. The selected reference companies were:

1.	CDW Corporation

2.	ConvergeOne Holdings, Inc.

3.	ePlus, Inc.

4.	Insight Enterprises, Inc.

5.	PC Connection, Inc.

6.	Presidio, Inc.

Raymond James calculated various valuation multiples for each selected company, including enterprise value (defined as equity market value, plus debt, plus preferred equity, plus minority interests, minus cash) (i) compared to the selected companies’ EBITDA, excluding share-based compensation expense and other non-cash and non-recurring charges, as applicable (“Adjusted EBITDA”) for the trailing twelve months (“TTM”) as of each selected company’s most recent reported filings, and (ii) compared to the selected companies’ Adjusted EBITDA for the calendar year ending December 31, 2018 (referred to as “CY 2018E”) based on consensus equity research analysts’ projected EBITDA for CY 2018E.

The consensus equity research analysts’ projected estimates were not prepared in connection with the Contemplated Transactions or by or at the request of Raymond James in connection with the Contemplated Transactions and may or may not prove to be accurate. Raymond James reviewed the minimum, mean, median and maximum relative valuation multiples of the selected public companies and compared them with corresponding valuation multiples for the Company implied by the Offer Price and Per Share Merger Consideration based on a TTM Company Adjusted EBITDA of $3,346,897 and CY2018E Company Adjusted EBITDA of $503,393, each as provided to Raymond James by the Company. The results of the selected public companies analysis are summarized below:

Selected Companies Analysis – Valuation Multiples

Enterprise Value / Adjusted EBITDA
	TTM	CY 2018E
Selected Companies Minimum	6.7x	6.8x
Selected Companies Mean	9.6x	9.8x
Selected Companies Median	9.6x	10.0x
Selected Companies Maximum	13.3x	13.2x
The Company at Transaction Value	28.8x	191.6x

Furthermore, Raymond James applied the minimum, mean, median and maximum relative valuation multiples to the Company’s actual and projected financial results (based on the Company Projections) and, taking into account the Company’s then-current capitalization, determined the implied per share value of the Shares, and then compared those implied per share values to the Offer Price and Per Share Merger Consideration of $1.08 per share. The results of this analysis are summarized below:

Selected Companies Analysis – Implied Per Share Values

	Enterprise Value / Adjusted EBITDA
	TTM	CY18E
Selected Companies Minimum Multiple	$0.00	$0.00
Selected Companies Mean Multiple	0.00	0.00
Selected Companies Median Multiple	0.00	0.00
Selected Companies Maximum Multiple	0.00	0.00
Company Common Share Transaction Consideration	$1.08	$1.08

Selected Transactions Analysis. Raymond James analyzed the relative valuation multiples of seven selected transactions that it deemed relevant based on certain similarities that in Raymond James’ judgment and experience made them appropriate selections for the purposes of this analysis and the opinion to be rendered and for which financial information was publicly available. The reference transactions were:

1.	Acquisition of ConvergeOne Holdings, Inc. by Forum Merger Corporation, announced in December 2017.

2.	Acquisition of OnX Enterprise Solutions by Cincinnati Bell, announced in July 2017.

3.	Acquisition of Datalink Corporation by Insight Enterprises, Inc., announced in November 2016.

4.	Acquisition of Softchoice Corporation by Birch Hill Equity Partners, announced in April 2013.

5.	Acquisition of INX Inc. by Presidio, Inc., announced in November 2011.

6.	Acquisition of Agilysis Technology Solutions by OnX Enterprise Solutions Ltd., announced in May 2011.

7.	Acquisition of MSI System Integrators by Sirius Computer Solutions, Inc., announced in October 2010.

Raymond James examined transaction enterprise values (defined as equity market value, plus debt, plus preferred equity, plus minority interests, minus cash) compared to the target companies’ Adjusted EBITDA for the twelve months ended prior to announcement of each such transaction as of the most recent publicly available information at the time of each respective transaction announcement. Raymond James reviewed the minimum, mean, median and maximum relative valuation multiples of the selected transactions and compared them with corresponding valuation multiples for the Company implied by the Company’s enterprise value, as provided to Raymond James by the Company (determined by reference to the Offer Price and the Per Share Merger Consideration). Furthermore, Raymond James applied the minimum, mean, median and maximum relative valuation multiples to the Company’s TTM (the period ended June 30, 2018) Adjusted EBITDA to determine, taking into account the Company’s then-current capitalization, the implied per share value, and then compared those implied per share values to the Offer Price and Per Share Merger Consideration of $1.08 per share. The results of this analysis are summarized below:

Selected Transactions Analysis – Valuation Multiples

Enterprise Value / TTM Adjusted EBITDA
Minimum for Selected Transactions	6.1x
Mean for Selected Transactions	7.2x
Median for Selected Transactions	7.0x
Maximum for Selected Transactions	8.6x
The Company at Transaction Value	28.8x

Selected Transactions Analysis – Implied Per Share Values

Enterprise Value / TTM EBITDA
Selected Transactions Minimum Multiple	$0.00
Selected Transactions Mean Multiple	0.00
Selected Transactions Median Multiple	0.00
Selected Transactions Maximum	0.00
Company Common Share Transaction Consideration	$1.08

Discounted Cash Flow Analysis. Raymond James analyzed the present value of the Company’s projected free cash flow pursuant to the Unlevered Free Cash Flow Projections for the eight-month period ending March 31, 2019 and the fiscal years ending March 31, 2020 through 2022.

The discounted cash flow analysis was based on the Company Projections provided to Raymond James by the Company. Consistent with the periods included in the Company Projections, Raymond James used fiscal year 2022 as the final year for the analysis and applied perpetual growth rates ranging from 1.5% to 2.5%, selected by Raymond James upon the application of its professional judgment and expertise, to fiscal year 2022 unlevered free cash flow in order to derive a range of terminal values for the Company in 2022. The projected unlevered free cash flows and terminal values were discounted using rates ranging from 16.8% to 18.8%, which reflected an estimate of the Company’s weighted average cost of capital. The resulting range of present enterprise values was adjusted by the Company’s then-current capitalization and divided by the number of fully-diluted shares outstanding in order to arrive at a range of present values per share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the Offer Price and Per Share Merger Consideration. The results of the discounted cash flow analysis are summarized below:

Equity Value / Per Share
Minimum	$0.00
Maximum	$0.00
Company Offer Price and Per Share Merger Consideration	$1.08

Liquidation Analysis. Company management, with the assistance of Raymond James, prepared an illustrative chapter 7 liquidation analysis (the “Liquidation Analysis”). Because the selected public company analysis, selected transaction analysis and discounted cash flow analysis all implied values of $0.00 per Share, Raymond James evaluated the Liquidation Analysis as an additional valuation methodology to provide further context regarding the fairness of the Offer Price and the Per Share Merger Consideration. The Liquidation Analysis was prepared using balance sheet amounts prepared by the Company as of August 24, 2018, which was the most recent financial information available at the time the Liquidation Analysis was prepared and which, for purposes of this analysis, was assumed to be representative of the Company’s assets and liabilities at the commencement of a chapter 7 liquidation process. The Liquidation Analysis presents Company management’s estimated net value of the assets if the Company were to be liquidated under the provisions of chapter 7 of the United States Bankruptcy Code and the net proceeds of the liquidation were to be distributed to the Company’s creditors. For purposes of this analysis, the liquidation is assumed to occur over a six month period. The results of this analysis are summarized below (all dollar amounts in thousands):

	Balance	Estimated Recovery (%)		Estimated Recovery ($)
		Low	High	Low	High
Proceeds from Liquidation
Total Assets / Asset Recoveries	$257,069	24.7%	41.1%	$63,567	$105,549
Less: Liquidation Costs and Other Recoveries				(16,707)	(18,166)
Net Proceeds Remaining				$46,860	$87,382

	Estimated Balance	Estimated Recovery %		Estimated Recovery $
		Low	High	Low	High
Claims on Assets
Net Proceeds Remaining				$46,860	$87,382
Less: Secured Claims	$111,365	42.1%	78.5%	46,860	87,382
Less: Priority Claims	$30,000	0%	0%	0	0
Less: Unsecured Claims	$100,000	0%	0%	0	0

Less: Equity	15,761,933 shares	0%	0%	$0	$0

The Liquidation Analysis was prepared prior to finalizing the Merger Agreement and reflects a time period, subject matter, and assumptions different from and independent of those used with respect to the Contemplated Transactions. The Liquidation Analysis was not examined or reviewed by independent accountants. In addition, the Liquidation Analysis is based upon assumptions that necessarily involve judgments with respect to, among other things, valuations of the assets and liabilities of the Company under future market conditions that cannot be predicted. These estimates and assumptions, although considered reasonable by Company management, are inherently subject to significant uncertainties and contingencies beyond the control of Company management. Accordingly, there can be no assurance that the results shown would be realized if the Company were liquidated. Actual results in such a case could vary materially from those presented in the Liquidation Analysis. Accordingly, inclusion of the Liquidation Analysis should not be considered to be a projection by the Company or the Company Board as to the amount that holders of Shares would receive upon liquidation of the Company.

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of the Company.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions, and other matters, many of which are beyond the control of the Company. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Company Board (in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of Shares of the Offer Price and Per Share Merger Consideration to be received by such holders in connection with the Offer and the Merger. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Company Board in making its determination to approve the Contemplated Transactions. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the Company Board’s or Company management’s views with respect to the Company or the transactions. Raymond James provided advice to the Company with respect to the proposed transaction. Raymond James did not, however, recommend any specific amount of consideration to the Company Board or that the Offer Price and Per Share Merger Consideration constituted the only appropriate consideration for the Contemplated Transactions. The Company placed no limits on the scope of the analyses performed, or opinion expressed, by Raymond James.

The Raymond James opinion was based upon market, economic, financial and other circumstances and conditions existing and disclosed to it as of November 9, 2018, and any material change in such circumstances and conditions might affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other most recent financial information provided by Company management and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

Raymond James has provided certain services to the Company in the previous two years, including financial advisory services related to the divestiture of its Federal Business as well as the Second Amendment to its Credit

Agreement, dated June 29, 2018, for which it has been paid fees by the Company. Raymond James has not, during the past two years, had any material relationship (nor was any material relationship mutually understood to be contemplated) with a Parent Entity, ETL or any of their respective affiliates in which compensation was received by or intended to be received by Raymond James as a result of such relationship. Raymond James may provide investment banking, financial advisory and other financial services to the Company, the Parent Entities or other participants in the Offer and the Merger in the future, for which Raymond James may receive compensation.

Disclosure relating to Raymond James’ fees for services in connection with the Contemplated Transactions, expense reimbursement and indemnification is provided in Item 5 of this Schedule 14D-9 below.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placement, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of the Company and the Parent Entities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company, the Parent Entities or their respective affiliates or other participants in the Contemplated Transactions in the future, for which Raymond James may receive compensation.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company selected Raymond James to act as its financial adviser based on Raymond James’ qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which the Company operates. Pursuant to an engagement letter with Raymond James, Raymond James provided the Company with financial advisory services in connection with the proposed transactions. Under the terms of such engagement letter, in the previous two years, Raymond James received $2,955,487 in connection with such services, including a fee of $400,000 in connection with the delivery of its fairness opinion which will be credited against the fee payable upon consummation of the Offer and the Merger. Additionally, Raymond James will receive a customary fee in connection with advisory services rendered in connection with the Contemplated Transactions, a portion of which is contingent upon the consummation of the Contemplated Transactions. In the event the Offer or the Merger is not consummated and the Company receives a “break-up”, “termination” or similar fee, the Company will pay Raymond James thirty-five percent (35%) of such amount.

The Company has also agreed to reimburse Raymond James for its reasonable expenses incurred in performing its services. The Company has also agreed to indemnify Raymond James and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Raymond James or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, and expenses related to or arising out of Raymond James’ engagement.

The Company has engaged MacKenzie Partners, Inc. (“MacKenzie Partners”) to provide advisory, consulting and solicitation services in connection with the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has arranged to reimburse MacKenzie Partners for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to its engagement by the Company.

Except as set forth above in this Item 5, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

To the Company’s knowledge after reasonable inquiry, no transactions in Company Common Stock have been effected during the sixty (60) days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Consistent with the Company’s rights thereunder to solicit, initiate, facilitate, encourage, respond to, discuss, and engage with respect to alternative transaction proposals or refinancing transactions (subject to the terms of the Merger Agreement), the Company has, since the execution of the Merger Agreement, continued to seek and evaluate alternative transaction proposals and refinancing transactions, and the Company expects to do so from and after the date of this Schedule 14D-9 (subject to the terms of the Merger Agreement). In the event that the Company Board identifies an alternative transaction proposal or refinancing transaction that is reasonably capable of being completed, and that the Company Board determines is on terms and conditions more favorable in the aggregate to the creditors and stockholders of the Company than the terms and conditions of the Offer, the Merger and the Merger Agreement, the Company Board would take action in conformity with its fiduciary duties with respect to such alternative transaction proposal or refinancing transaction. However, in light of the facts that (i) the Company undertook a comprehensive strategic-alternative marketing, evaluation and negotiation process prior to the execution of the Merger Agreement and the Offer and the Merger were the only transaction ultimately available to the Company at the conclusion of such process, and (ii) the Lenders required as a condition to their entry into the Consent Agreement that the Consent Agreement apply only to the Offer and the Merger (and not to any alternative transaction proposal or refinancing transaction), the Company currently believes that it is highly unlikely that an alternative transaction proposal or refinancing transaction would be on terms and conditions more favorable in the aggregate to the creditors and stockholders of the Company than the terms and conditions of the Offer and the Merger, including, without limitation, the consideration to be received by the stockholders and the likelihood of consummation of the Offer and the Merger.

Except as set forth in this Item 7, in this Schedule 14D-9 or in the documents incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or in the documents incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company or agreements in principle or signed contracts entered into in response of the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

The information set forth in Item 3 under “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company” is incorporated herein by reference.

Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that will or may be paid or become payable to each of the Company’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on or otherwise relates to the Merger. Mr. E.C. Sykes, although a named executive officer for the Company’s prior fiscal year, is no longer employed by the Company. For additional details regarding the terms of the payments described below for each of Messrs.

Trammell, Russo and Basso, see Item 3 under the heading “Other Severance, Change in Control, Employment Agreements with Executive Officers, etc.,” which is incorporated herein by reference.

The amounts listed below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions that the Effective Time is December 19, 2018 and that each named executive officer experiences a qualifying termination of employment (as provided in each applicable plan, program or agreement) on the same day immediately following the Merger. The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

	Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($) (2)	Pension NQDC($) (3)	Perquisites/ Benefits ($) (4)	Tax Reimbursements ($) (5)	Total($)
Joel T. Trammell	$1,950,000	—	—	$41,594	—	$1,991,594
David J. Russo	$740,000	$60,189	—	$27,128	—	$827,317
Ronald Basso	$963,556	$98,655	—	$20,197	—	$1,082,408
E.C. Sykes (6)	—	—	—	—	—	—

(1)

Amount represents “double trigger” severance pay (that is, the amounts are payable on a qualifying termination of employment that occurs within two (2) years following a Change-in-Control) equal to the following: (a) for Mr. Trammell, (i) three times (A) his annual base salary ($650,000), plus (B) one third (1/3) of the aggregate cash bonus awards Mr. Trammell received during the three calendar years immediately preceding his termination of employment ($0), plus (ii) the amount he would have received under any cash long-term incentive plan (as to which there was none) with goals measured as of the date of the Merger ($0); (b) for Mr. Russo, (i) two times (A) his annual base salary ($370,000), plus (B) one third (1/3) of the aggregate cash bonus awards Mr. Russo received during the three calendar years immediately preceding his termination of employment ($0), plus (ii) the amount he would have received under any cash long-term incentive plan (as to which there was none) with goals measured as of the date of the Merger ($0); and (c) for Mr. Basso, (i) two times (A) his annual base salary ($367,500), plus (B) one third (1/3) of the aggregate cash bonus awards Mr. Basso received during the three calendar years immediately preceding his termination of employment ($114,278), plus (ii) the amount he would have received under any cash long-term incentive plan (as to which there was none) with goals measured as of the date of the Merger ($0).

(2)

For a description of the treatment and detailed breakdown of each named executive officer’s equity award-based payments, which are “single trigger” (that is, they are payable at the Effective Time), see Item 3.

(3)	None of the named executive officers is entitled to a pension contribution or non-qualified deferred compensation.

(4)

Amount represents the value of continued health, dental and vision benefits for an eighteen (18) month period following a qualifying termination within two (2) years following a Change-in-Control based on COBRA rates as of November 15, 2018.

(5)	None of the named executive officers is entitled to a tax reimbursement or gross-up in respect of the payments described in the table.

(6)

Mr. Sykes terminated employment with the Company on November 16, 2017. Therefore, any amounts paid or payable pursuant to his termination of employment are not affected by the Contemplated Transactions.

Vote Required to Approve the Merger.

The Company Board has unanimously approved the Offer, the Merger, the Merger Agreement and the Contemplated Transactions in accordance with the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining public stockholders before the Merger is effected.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Company and the Parent Entities intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation that has a class of voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders for a period of three years following the time such stockholder became an interested stockholder, unless:

•

the transaction which resulted in the stockholder becoming an interested stockholder or the business combination was approved by the board of directors of the corporation before the time the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

None of the Parent Entities is or at any time in the past three years has been an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, as described in Item 4 under “Reasons for the Recommendation” and, therefore, the restrictions of Section 203 of the DGCL are inapplicable to the Contemplated Transactions.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who do not validly tender their Shares in the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Section 262 of the DGCL. Such appraised value may be greater than, the same as or less than the Per Share Merger Consideration. Any Company stockholder contemplating the exercise of its appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Company stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX B. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT COMPANY STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “COMPANY STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective time, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice a copy of Section 262 of the DGCL. THE COMPANY BOARD HAS FIXED NOVEMBER 19, 2018 AS THE RECORD DATE FOR PURPOSES OF DETERMINING THE COMPANY STOCKHOLDERS ENTITLED TO NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Company stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Company stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to the Offer) and 20 days after the mailing date of this Schedule 14D-9, deliver to the Company at 1000 Park Drive, Lawrence, Pennsylvania 15005, Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the terms and conditions of the Offer to Purchase and the Letter of Transmittal, as applicable.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262 of the DGCL. Rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described herein and in accordance with Section 262 of the DGCL.

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 of the DGCL will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the Share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the relevant Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within one hundred twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the one hundred twenty (120)-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file such a petition. Accordingly, any Company stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262 of the DGCL. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within one hundred twenty (120) days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within ten (10) days after a written request therefor has been received by the Surviving Corporation or (b) within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the Company. The Delaware Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the Surviving Corporation and the petitioning stockholders in accordance with Section 262 of the DGCL. As required by Section 262 of the DGCL, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder. Pursuant to Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as or less than the value of the Per Share Merger Consideration. In determining “fair value,” the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts, which could be ascertained as of the date of the merger, which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Per Share Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the Letter of Transmittal and accompanying instructions in order to receive payment of the Per Share Merger Consideration.

At any time within sixty (60) calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger within sixty (60) calendar days of the Effective Time.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Legal Proceedings.

Lawsuits arising out of or relating to the Contemplated Transactions may be filed in the future.

Regulatory Approvals.

Approval Under National Security Regulations.

Pursuant to the Merger Agreement and 31 C.F.R. 801.401, on November 13, 2018, the Parent Entities and the Company, in consultation and cooperation with each other, submitted a mandatory declaration to CFIUS under the CFIUS pilot program relating to certain foreign investments in certain U.S. businesses that design, test, manufacture, fabricate, or develop critical technologies, which went into effect on November 10, 2018. CFIUS accepted the declaration and initiated its thirty (30)-day assessment review of the Contemplated Transactions on November 15, 2018. The thirty (30)-day assessment review will conclude no later than December 14, 2018. At the end of the assessment period, CFIUS may issue clearance, indicate that CFIUS cannot issue clearance based on its review of the declaration and inform the Parent Entities and Company that they may submit a joint voluntary notice pursuant to 31 C.F.R. 800.401, request that the Parent Entities and the Company submit a joint voluntary notice pursuant to 31 C.F.R. 800.401, or initiate a unilateral review of the Contemplated Transactions. In addition, it is possible that CFIUS could seek to impose measures on the Parent Entities and the Company to prevent or delay completion of the Contemplated Transactions until CFIUS is able to conduct a more thorough review to resolve any potential national security concerns. Under the terms of the Merger Agreement, the Parent Entities are required to take all actions necessary to obtain CFIUS clearance, including accepting mitigation measures imposed by CFIUS. The Parent Entities and the Company will submit any other information requested by or advisable to provide to CFIUS, including, at the election of the Parent Entities, a joint voluntary notice pursuant to 31 C.F.R. 800.401. Except for transactions that close before December 25, 2018, parties to transactions covered by the CFIUS pilot program must allow forty-five (45) days to elapse following submission of a declaration to complete the transaction that is the subject of the declaration.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended March 31, 2018, filed with the SEC on July 16, 2018, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2018 and September 29, 2018, filed with the SEC on August 21, 2018 and November 19, 2018, respectively.

Forward Looking Statements.

All of the statements in this document (including those incorporated by reference), other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of the Company by the Parent Entities, and are based on a number of assumptions that could ultimately prove inaccurate. Forward-looking statements made herein with respect to the Offer, the Merger and related transactions, including, for example, the timing of the completion of the Merger and the potential benefits of the Merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company’s actual results may differ materially from its expectations or projections. The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements: (i) uncertainties as to the timing of the Offer and the Merger; (ii) uncertainties as to how many Company stockholders will tender their Shares in the Offer; (iii) the possibility that competing acquisition proposals will be made; (iv) the possibility that the Company will terminate the Merger Agreement to enter into an alternative business combination, refinancing, or other recapitalization transaction; (v) the possibility that various closing conditions for the transactions contemplated by the Merger Agreement may not be satisfied or waived; (vi) the risk that the Merger Agreement may be terminated in circumstances requiring the Company to pay a termination fee; (vii) risks related to the filing or filings to be made with CFIUS, and unanticipated developments in related law; (viii) the possibility that the transactions contemplated by the Merger Agreement may not be timely completed, if at all; (ix) the risk that, prior to the completion of the transactions contemplated by the Merger Agreement, if at all, the Company’s business and its relationships with employees, collaborators, vendors and other business partners could experience significant disruption, whether due to uncertainty related to the Offer, the Merger and related transactions or otherwise, continued degradation in the Company’s financial performance, or other factors; (x) the risk that the Parent Entities’ equity financing, debt financing or both are unavailable to complete the Offer or the Merger; (xi) the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; (xii) the risk that the Company does not generate sufficient cash flow from operations to meet its obligations prior to the completion of the transactions contemplated by the Merger Agreement; (xiii) the risks and uncertainties pertaining to the Company’s business; and (xiv) other factors included elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials filed and to be filed by the Parent Entities in connection with the Offer. Other factors that could cause actual results to differ materially include those set forth in the Company’s SEC reports, including, without limitation, the risks described in the Company’s Annual Report on Form 10-K for its fiscal year ended March 31, 2018, the Company’s Quarterly Report on Form 10-Q for the quarters ended June 30, 2018 and September 29, 2018, respectively, and the Company’s Current Report on Form 8-K, filed July 2, 2018, each of which are on file with the SEC. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov, on the Company’s website at https://www.blackbox.com/ under the Investor Relations section or upon request via phone at 724-873-6788. The Company disclaims any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.	Exhibits.

The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 21, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Newspaper Advertisement to be published in The New York Times on November 23, 2018 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Opinion of Raymond James & Associates, Inc., dated November 11, 2018 (included as Annex A to this Schedule 14D-9).

(a)(5)(B)	Joint Press Release, issued November 11, 2018, by Black Box Corporation and AGC Networks Limited (incorporated by reference to Exhibit 99.1 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on November 13, 2018).

(a)(5)(C)	CEO, Team Member Call Script (incorporated by reference to Exhibit 99.1 to the Company’s 14D-9C filed on November 13, 2018).

(a)(5)(D)	Team Member FAQ (incorporated by reference to Exhibit 99.2 to the Company’s 14D-9-C filed on November 13, 2018).

Exhibit No.	Description

(a)(5)(E)	Announcement Overview for Management (incorporated by reference to Exhibit 99.3 to the Company’s 14D-9C filed on November 13, 2018).
(a)(5)(F)	Commercial Services Client FAQ (incorporated by reference to Exhibit 99.4 to the Company’s 14D-9C filed on November 13, 2018).

(a)(5)(G)	Products Client FAQ (incorporated by reference to Exhibit 99.5 to the Company’s 14D-9C filed on November 13, 2018).

(a)(5)(H)	Letter to Clients (incorporated by reference to Exhibit 99.6 to the Company’s 14D-9C filed on November 13, 2018).

(a)(5)(I)	Letter to Customers, Partners and Vendors (incorporated by reference to Exhibit 99.7 to the Company’s 14D-9C filed on November 13, 2018).

(a)(5)(J)	Letter to Team Intranet Posting (incorporated by reference to Exhibit 99.8 to the Company’s 14D-9C filed on November 13, 2018).

(a)(5)(K)	CEO, Internal Team E-mail Message to be issued November 21, 2018.

(a)(5)(L)	Press Release, issued November 21, 2018, by AGC Networks Limited (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of November 11, 2018, by and among Black Box Corporation, AGC Networks Pte Ltd., BBX Main Inc., BBX Inc. and Host Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on November 13, 2018).

(e)(2)	Confidentiality Agreement, dated as of April 16, 2018, by and between AGC Networks Inc. and Raymond James & Associates, Inc., for itself and as a Representative and on behalf of Black Box Corporation (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Limited Guarantee, dated as of November 11, 2018, by and between Black Box Corporation and Essar Telecom Limited (incorporated by reference to Exhibit 10.2 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on November 13, 2018).

(e)(4)	Consent Agreement, dated as of November 11, 2018, by and among Black Box Corporation, the Guarantors, the Lenders and the Agent (incorporated by reference to Exhibit 10.1 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on November 13, 2018).

(e)(5)	Letter Agreement, dated as of November 17, 2018, by and between Black Box Corporation, the Guarantors and the Lenders (incorporated by reference to Exhibit 10.1 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on November 19, 2018).

(e)(6)	Expense Reimbursement Agreement, effective as of July 14, 2018, by and between Black Box Corporation and AGC Networks, Inc.

(e)(7)	Second Restated Certificate of Incorporation of Black Box Corporation, as amended (incorporated by reference to Exhibit 3(i) to Black Box Corporation’s Annual Report on Form 10-K filed with the SEC on May 16, 2014).

(e)(8)	Amended and Restated By-laws of Black Box Corporation, as amended (incorporated by reference to Exhibit 3(i) to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on May 31, 2017).

(e)(9)	2008 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit I to the Proxy Statement for the 2013 Annual Meeting of Stockholders filed on Schedule 14A filed with the SEC on June 21, 2013).

(e)(10)	1992 Stock Option Plan, as amended through August 9, 2007 (incorporated by reference to Exhibit 10.1 to Black Box Corporation’s Quarterly Report on Form 10-Q filed with the SEC on August 16, 2007).

Exhibit No.	Description

(e)(11)	1992 Director Stock Option Plan, as amended through August 9, 2007 (incorporated by reference to Exhibit 10.2 to Black Box Corporation’s Quarterly Report on Form 10-Q filed with the SEC on August 16, 2007).

(e)(12)	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 2008 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.2 to Black Box Corporation’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2009).
(e)(13)

Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Stock Option Plan; form of agreement in effect as of October 31, 2005) (incorporated by reference to Exhibit 10.2 to Black Box Corporation’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2005).

(e)(14)	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Director Stock Option Plan; form of agreement in effect as of October 31, 2005) (incorporated by reference to Exhibit 10.3 to Black Box Corporation’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2005).

(e)(15)	Form of Black Box Corporation Restricted Stock Unit Agreement (pursuant to the 2008 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.3 to Black Box Corporation’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2009).

(e)(16)	Form of Black Box Corporation Restricted Stock Unit Agreement for Non-Employee Directors (pursuant to the 2008 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.4 to Black Box Corporation’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2009).

(e)(17)	Form of Black Box Corporation Performance Share Award Agreement (pursuant to the 2008 Long-Term Incentive Plan; form of agreement in effect as of May 17, 2011) (incorporated by reference to Exhibit 10.2 to Black Box Corporation’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2011).

(e)(18)	Agreement between the Company and Ronald Basso (incorporated by reference to Exhibit 10.1 to Black Box Corporation’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2013).

(e)(19)	Agreement between the Company and David J. Russo (incorporated by reference to Exhibit 10.2 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on April 24, 2017).

(e)(20)	Agreement between the Company and Joel T. Trammell (incorporated by reference to Exhibit 10.2 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on November 22, 2017).

(g)	Not applicable.

Annex A—Raymond James & Associates, Inc. Opinion Letter, dated November 11, 2018.

Annex B—Delaware Appraisal Rights Statute (Section 262 of the DGCL).

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACK BOX CORPORATION

By:	/s/ DAVID J. RUSSO
Name:	David J. Russo
Title:	Executive Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)

Date: November 21, 2018

ANNEX A

November 11, 2018

Board of Directors

Black Box Corporation

1000 Park Drive

Lawrence, Pennsylvania 15055-1018

Members of the Board of Directors:

We understand that Black Box Corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”), by and among the Company, AGC Networks Pte Ltd., BBX Main Inc., a wholly owned subsidiary of AGC Networks Pte Ltd., BBX Inc., a wholly owned subsidiary of BBX Main Inc., and Host Merger Sub, Inc., a wholly owned subsidiary of BBX Inc. (“Merger Sub”) pursuant to which, among other things, (i) Merger Sub will commence a tender offer (such transaction, the “Tender Offer”) to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Shares”) at a price of $1.08 net to the holder thereof, in cash, without interest thereon (the “Common Share Transaction Consideration”) and (ii) subsequent to the consummation of the Tender Offer, Merger Sub will be merged with and into the Company (such transaction, the “Merger” and, together with the Tender Offer, the “Transaction”), and all outstanding Common Shares not previously tendered, excluding shares owned by BBX Main Inc., BBX Inc., Merger Sub, the Company or any of their respective direct or indirect wholly owned subsidiaries and shares that properly perfect dissenters rights, will be converted into the right to receive the Common Share Transaction Consideration.

The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James,” “we” or “us”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Common Share Transaction Consideration to be received by the holders of the Common Shares in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders. For purposes of this Opinion, and with your consent, we have assumed that the Common Share Transaction Consideration is $1.08 per share.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement dated as of November 10, 2018;

2.

reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including, but not limited to, financial projections prepared by the management of the Company relating to the Company for the periods ending March 2019 – March 2022, as approved for our use by the Company (the “Projections”);

3.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

4.	reviewed financial, operating and other information regarding the Company and the industry in which it operates;

5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions we deemed to be relevant;

7.

reviewed the current and historical market prices and trading volume for the Common Shares, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

9.

reviewed a certificate addressed to Raymond James from a member of senior management of the Company, regarding, among other things, the accuracy of the information, data and other materials (financial and otherwise) provided to, or otherwise discussed with, Raymond James by or on behalf of the Company;

10.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry; and

11.

reviewed and considered certain information related to the Company’s historical and current assets and liabilities made available to us by the Company, including, but not limited to, estimated values of assets and expected recoveries in a potential liquidation under Chapter 7 of the United States Bankruptcy Code, projected secured and unsecured claims on assets of the Company, as well as consideration of projected costs and other potential recoveries relating to a potential liquidation under Chapter 7 of the United States Bankruptcy Code.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We express no opinion regarding the actual liquidation value of the Company. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the accuracy or likelihood to be achieved of the Projections or the accuracy or reasonableness of the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed that, in all respects material to our analysis, the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of November 9, 2018 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other most recent financial information provided to us by management and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Company and the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Common Share Transaction Consideration to be received by the holders of the Common Shares.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Common Shares as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Common Shares or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (ii) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, AGC Networks Pte Ltd., BBX Main Inc. or BBX Inc. or the ability of the Company, AGC Networks Pte Ltd., BBX Main Inc. or BBX Inc. to pay their respective obligations when they come due.

The delivery of this Opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company, AGC Networks Pte Ltd., BBX Main Inc. or BBX Inc. for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain services to the Company in the previous two years, including financial advisory services related to the divestiture of its Federal IT Services business as well as the Second Amendment to its Credit Agreement dated June 29th 2018, for which it has been paid fees by the Company. Raymond James has not, during the past two years, had any material relationship (nor was any material relationship mutually understood to be contemplated) with AGC Networks or Essar Telecom Limited in which compensation was received by or intended to be received by Raymond James as a result of such relationship. Raymond James may provide investment banking, financial advisory and other financial services to the Company, AGC Networks Pte Ltd., BBX Main Inc. and/or BBX Inc. or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board of Directors of the Company (in each director’s capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to the Board in connection with the Transaction or any shareholder of the Company regarding how said shareholder should act with respect to the proposed Transaction. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed with a Schedule 14D-9 and similar customary materials, provided that this Opinion is quoted in full in such materials.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Share Transaction Consideration to be received by the holders of the Common Shares in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Raymond James

RAYMOND JAMES & ASSOCIATES, INC.

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights.

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.